FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 3, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of the annual general meeting of shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company's 2016 annual report (which includes the Company's consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 and the Company's annual accounts as at December 31, 2016, together with the independent auditors' reports and the Board of Directors' management report and certification).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Société Anonyme 29, Avenue de la Porte-Neuve L - 2227 LUXEMBOURG R.C.S. Luxembourg B-85.203

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor
L-2227 Luxembourg
RCS Luxembourg B 85 203

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held in Luxembourg on May 3, 2017

Notice is hereby given to holders of ordinary shares of Tenaris S.A. (the "Company") that the Annual General Meeting of Shareholders of the Company will be held on May 3, 2017, at 9:30 a.m. (Luxembourg time) at the Company's registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg (the "Meeting"). At the Meeting, shareholders will vote on the items listed below under the heading "Agenda for the Annual General Meeting of Shareholders".

Agenda for the Annual General Meeting of Shareholders

1.
Consideration of the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2016, and on the annual accounts as at December 31, 2016, and of the independent auditors' reports on such consolidated financial statements and annual accounts.

2.	Approval of the Company's consolidated financial statements as of and for the year ended December 31, 2016.

3.	Approval of the Company's annual accounts as at December 31, 2016.

4.	Allocation of results and approval of dividend payment for the year ended December 31, 2016.

5.	Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2016.

6.	Election of the members of the Board of Directors.

7.	Authorization of the compensation of the members of the Board of Directors.

8.	Appointment of the independent auditors for the fiscal year ending December 31, 2017, and approval of their fees.

9.
Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg Law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the "Shareholders' Rights Law"), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of shares of the Company on April 19, 2017 at 24:00 (midnight), Central European Time (the "Shareholders' Record Time").

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those shares of the Company which such shareholder duly evidences to hold at the Shareholders' Record Time. Any changes to a shareholder's holding of shares after the Shareholders' Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

Set out below are instructions on how to attend and/or vote (personally or by proxy) at the Meeting.

If you are a holder of shares of the Company on the Shareholders' Record Time and you wish to attend and/or vote (personally or by proxy) at the Meeting, you must complete and return to the Company:

i.	the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii.	the AGMS Proxy Form, if you wish to vote by proxy at the Meeting.

A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed ON OR BEFORE APRIL 19, 2017 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS' RECORD TIME). A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit the AGMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the AGMS Proxy Form as soon as possible and, in any event, must be received by the Company ON OR BEFORE APRIL 26, 2017 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company the AGMS Proxy Form (and need not submit the Intention to Participate Form) which must be received by the Company ON OR BEFORE APRIL 19, 2017 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME (i.e. THE SHAREHOLDERS' RECORD TIME).  Please note that in the event that the Company does not receive the AGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders' Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of shares of the Company held by such shareholder on the Shareholders' Record Time. Such evidence of shareholding must include at least: shareholder's name, shareholder's registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders' Record Time, the stock exchange on which the shareholder's shares trade and signature of the relevant shareholder's bank or stockbroker (the "Evidence"). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The model certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company ON OR BEFORE APRIL 26, 2017 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME.

In compliance with the Shareholders' Rights Law and other applicable laws and regulations, this convening notice (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of this notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company's 2016 annual report (which contains the Company's consolidated financial statements as of and for the year ended December 31, 2016, and the Company's annual accounts as at December 31, 2016, together with the independent auditors' reports and the consolidated management report and certifications), the Intention to Participate Form, the AGMS Proxy Form and the model certificate that constitutes the Evidence of shareholding, required to be submitted to the Company for purposes of participating and/or voting at the Meeting, are available to shareholders as of the date of this notice, and may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The Intention to Participate Form (if you wish to attend the Meeting), the AGMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the certificate that constitutes the Evidence of the shareholding must be received by the Company, properly completed and signed, by the dates indicated above, at any of the following postal addresses, or by electronic message to the following electronic address: investors@tenaris.com.

Luxembourg:
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
Attn: Adélia Soares

Argentina:
c/o Siderca S.A.I.C.
Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:
c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Francesco Giuseppe Bettiol

Mexico:
c/o Tubos de Acero de México, S.A.
Campos Elíseos 400-Piso 17
Col. Chapultepec Polanco
11560 Ciudad de México
Attn: Félix Todd and/or Cecilia Pérez Valencia

In the case of shares held through fungible securities accounts in Mexico, the certificate that constitutes the Evidence of shareholding must be delivered to S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 3er. piso Col. Cuauhtémoc, Mexico City.

The AGMS Proxy Form will only be valid if it includes the shareholder's name, registered office/address and signature and, in the event of shares owned by a corporation or any other legal entity, the name, registered office/address and signature of the individual(s) representing such corporation or other legal entity. INCOMPLETE OR ERRONEOUS AGMS PROXY FORMS OR AGMS PROXY FORMS WHICH ARE NOT TIMELY DELIVERED OR DO NOT SATISFY THE REQUIRED FORMALITIES WILL BE DISCARDED AND THE UNDERLYING SHARES WILL NOT BE VOTED AT THE MEETING.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g. identity card, passport). In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before APRIL 26, 2017 AT 24:00 (MIDNIGHT), CENTRAL EUROPEAN TIME, at any of the postal addresses indicated above or by electronic message to the following electronic address: investors@tenaris.com.

A shareholder's proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders' Rights Law, irrespective of the number of shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

(i)	if a shareholder holds shares of the Company through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

(ii)	a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder's proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each share is indivisible for purposes of attending and voting at the Meeting. Co-owners of shares, beneficiaries and bare-owners of shares, and pledgors and pledgees of pledged shares must be represented by one single person at the Meeting.

In accordance with the Shareholders' Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company ON OR BEFORE APRIL 10, 2017, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders' Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company's duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company's business and the safeguarding of the Company's corporate interests.

Holders of ADRs: procedures for voting at the Meeting

Holders of American Depositary Receipts ("ADRs") as of APRIL 19, 2017 (the "ADR Holders' Record Date") are entitled to instruct DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary (the "Depositary"), as to the exercise of the voting rights in respect of the Company's shares underlying such holder's ADRs. Only those ADR holders of record as of the ADR Holders' Record Date will be entitled to provide the Depositary with voting instructions.

Proxy materials will be available to ADR holders as of the date of this notice on the Company's website at www.tenaris.com/investors.Voting instructions and voting cards will be sent to ADR holders by the Depositary. Any eligible ADR holder who wishes to give voting instructions in respect of the shares underlying its ADRs must follow the instructions and meet the deadlines set forth in such voting instructions and voting cards.

In accordance with the Luxembourg law of 11 January 2008 on transparency obligations for issuers of securities, each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company's voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company's website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the shares exceeding the proportion that should have been notified.

On March 31, 2017, the Company had a total issued share capital of $1,180,536,830, represented by 1,180,536,830 shares, each share carrying one vote.

The contact details of Tenaris S.A. are as follows:

Tenaris S.A.

Registered office:
29, avenue de la Porte-Neuve
L-2227 Luxembourg
Attention: Adélia Soares
Phone: (352) 26 47 89 78
Fax: (352) 26 47 89 79

Email: investors@tenaris.com
Website: www.tenaris.com/investors

For convenience of the holders of shares the following postal addresses may also be used:

Argentina:
c/o Siderca S.A.I.C.
Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:
c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Francesco Giuseppe Bettiol

Mexico:
c/o Tubos de Acero de México, S.A.
Campos Elíseos 400-Piso17
Col. Chapultepec Polanco
11560 Ciudad de México
Attn: Félix Todd and/or Cecilia Pérez Valencia

Cecilia Bilesio
Secretary of the Board of Directors

March 31, 2017
Luxembourg

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders (the "Meeting") of Tenaris S.A. (the "Company"), to be held on Wednesday May 3, 2017, at the Company's registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Meeting will begin at 9:30 a.m. (Luxembourg time).
At the Meeting you will hear a report on the Company's business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company's financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The convening notice of the Meeting (which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting), the total number of shares of the Company and voting rights as of the date of the convening notice, the Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the Meeting and draft resolutions proposed to be adopted at the Meeting), the Company's 2016 annual report (which contains the Company's consolidated financial statements as of and for the year ended December 31, 2016, and the Company's annual accounts as at December 31, 2016, together with the independent auditors' reports and the consolidated management report and certifications), and the forms required to be submitted to the Company for purposes of participating and/or voting at the Meeting are available to shareholders as of the date of the convening notice, and may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote or instruct voting at the Meeting. If you are a holder of shares on April 19, 2017 at 24:00 (midnight), Central European Time, you can attend and/or vote, personally or by proxy, at the Meeting. If you are a holder of ADRs, please see the letter from Deutsche Bank Trust Company Americas, the depositary bank, or contact your broker/custodian, for instructions on how to exercise the voting rights in respect of the shares underlying your ADRs.

Please note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

March 31, 2017

Deutsche Bank Trust Company Americas Global Transaction Banking

DEPOSITARY RECEIPTS	March 31, 2017

Depositary's Notice of Annual General Meeting of Shareholders of Tenaris S.A.

Issuer:	Tenaris S.A. / CUSIP 88031M109

Country:	Luxembourg

Meeting Details:
Annual General Meeting of Shareholders of Tenaris S.A., currently scheduled for May 3, 2017. The Meeting will be held at the Company's registered office at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The Annual General Meeting of Shareholders will begin at 9:30 a.m. (Luxembourg time).

Voting Instruction Deadline:	On or before 10:00 a.m. on April 27, 2017 (New York City time) for written proxy cards, and 11:59 p.m. on April 26, 2017 (New York City time) for internet or telephone voting
Distribution Date	March 24, 2017
ADS Record Date:	April 19, 2017
Ordinary shares / ADS Ratio	1 ADS / 2 Ordinary Shares
Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the American Depositary Share ("ADS") program of Tenaris S.A. (the "Company") has received notice from the Company of an Annual General Meeting of Shareholders (the "Meeting") currently scheduled on the date set forth above. A copy of the notice of the Meeting is available on the Company's website at www.tenaris.com/investors.

In accordance with the provisions of the Amended and Restated Deposit Agreement, dated as of March 13, 2013 among the Company, the Depositary, and all registered owners ("Owners") and holders from time to time of ADSs issued thereunder (the "Deposit Agreement"), Owners of ADSs representing ordinary shares of the Company ("Shares"), at the close of business (NY time) on the ADS Record Date set forth above, will be entitled, subject to any applicable provision of Luxembourg law, the articles of association or similar document of the Company and the provisions of or governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Shares represented by their respective ADSs.  A voting instruction form is enclosed for that purpose.

Although the Company has instructed the Depositary to mail voting instruction materials to Owners of record at the Distribution Date set forth above, voting instructions will only be accepted and counted for positions held by those Owners on the ADS Record Date set forth above. Voting instructions must be received by the Depositary on or before the Voting Instruction Deadline set forth above. Owners are advised that if the number of ADSs held by an Owner on the ADS Record Date set forth above differs from that on the Distribution Date, the Depositary will only apply such voting instructions to those ADSs held by such Owner on the ADS Record Date.   Owners on the ADS Record Date that were not Owners on the Distribution Date may only be able to provide voting instructions electronically.

Note that Owners may only provide voting instructions on particular agenda items in respect of all of their ADSs and may not split voting instructions on a particular agenda item.

Deutsche Bank Trust Company Americas Global Transaction Banking

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Instruction Deadline set forth above, the Depositary shall endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs in accordance with such voting instructions.

Owners are advised that, pursuant to the provisions of the Deposit Agreement, if properly completed voting  instructions are not timely received by the Depositary from an Owner on or before the Voting Instruction Deadline set forth above with respect to the Shares represented by such Owner's ADS on the ADS Record Date, in accordance with the provisions of the Deposit Agreement a proxy will be provided to a person designated by the Company with respect to the Shares to vote that amount of Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote Shares on any issue in accordance with the majority shareholders' vote on that issue) as stated in the Company's shareholder meeting brochure and proxy statement, except that such instruction shall not be deemed to have been given and the Depositary shall not give a proxy with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to receive such proxy, (y) the Company has knowledge that substantial opposition exists with respect to the action to be taken at the meeting or (z) the matter materially and adversely affects the rights of holders of Shares. The Depositary shall have no obligation to notify Owners if it should receive any such notification from the Company.

Any Owner entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADSs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred ADS Voting Deadline. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such ADS Voting Deadline.

Beneficial owners of ADSs held through a bank, broker or other nominee must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than the ADS Voting Deadline indicated above. Moreover, such beneficial owners who did not own such ADSs on the Distribution Date, should contact their bank, broker or other nominee to inquire about providing voting instructions.

The Company has also instructed the Depositary to notify Owners that Company's 2016 annual report (which contains the Company's consolidated financial statements as of and for the year ended December 31, 2016, and the Company's annual accounts as at December 31, 2016, together with the independent auditors' reports and the consolidated management report and certifications) are available to Owners as of the date of the convening notice, and may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg.

Owners and holders are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) the Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Shares, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith and without the Depositary's gross negligence and willful misconduct and (d) there can be no assurance that Owners generally or any Owner in particular will receive this notice sufficiently prior to the Voting Instruction Deadline to ensure that the Depositary will vote the Shares in accordance with the provisions set forth in the Deposit Agreement.

For further Information, contact:

Deutsche Bank - Depositary Receipts
Phone: 212 250 9100

Tenaris S.A.
Société Anonyme
29, avenue de la Porte-Neuve, 3rd Floor,
L-2227 Luxembourg
•	RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held on May 3, 2017

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the "Company") in connection with the Annual General Meeting of Shareholders of the Company (the "Meeting"), to be held on May 3, 2017, at the Company's registered office located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg, for the purposes set forth in the convening notice of the Meeting (the "Notice"). The Meeting will begin at 9:30 a.m. (Luxembourg time).

The Meeting has been convened by the Notice, which contains the agenda for the Meeting and the procedures for attending and/or voting at the Meeting. The Notice has been published in Luxembourg and in the markets where the shares of the Company, or other securities representing shares of the Company, are listed. A copy of the Notice may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

As of the date hereof, there are issued and outstanding 1,180,536,830 ordinary shares, US$1 par value each, of the Company (the "Shares"), including the Shares (the "Deposited Shares") deposited with various agents for DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the "Depositary"), under the Amended and Restated Deposit Agreement, effective as of March 13, 2013, among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the "ADRs") issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares). Each Share entitles the holder thereof to one vote at general meetings of shareholders of the Company.

In accordance with the Luxembourg Law of 11 January 2008, on transparency obligations for issuers of securities (the "Transparency Law"), each shareholder of the Company must notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever the proportion of the Company's voting rights held or controlled by such shareholder (or shareholders acting in concert) reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%. Any such notification shall be made as indicated in the Company's website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification will cause the suspension of the exercise of voting rights relating to the Shares exceeding the proportion that should have been notified.

Holders of Shares: procedures for attending and voting at the Meeting

In accordance with the Luxembourg Law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies (the "Shareholders' Rights Law"), the right to attend, speak and vote at the Meeting is restricted to those shareholders who are holders of Shares on April 19, 2017 at 24:00 (midnight), Central European Time (the "Shareholders' Record Time").

A shareholder will only be entitled to attend and/or to vote (personally or by proxy) at the Meeting in respect of those Shares which such shareholder duly evidences to hold at the Shareholders' Record Time. Any changes to a shareholder's holding of Shares after the Shareholders' Record Time shall be disregarded for purposes of determining the right of such shareholder to attend and/or to vote (personally or by proxy) at the Meeting.

To attend and/or vote (personally or by proxy) at the Meeting, shareholders must complete and return to the Company:

i. the Intention to Participate Form, if you wish to attend the Meeting; and/or

ii. the AGMS Proxy Form, if you wish to vote by proxy at the Meeting.

A shareholder wishing to attend the Meeting must complete and return to the Company the Intention to Participate Form. The Intention to Participate Form must be received by the Company, properly completed and signed, on or before the Shareholder's Record Time. A shareholder who has timely submitted the Intention to Participate Form, may elect either to (i) attend the Meeting and vote in person (in which case the shareholder is not required to submit the AGMS Proxy Form), or (ii) have a proxy holder attend the Meeting in person and vote by proxy, in which case the shareholder must also submit (in addition to the Intention to Participate Form) the AGMS Proxy Form as soon as possible and, in any event, must be received by the Company on or before April 26, 2017 at 24:00 (midnight), Central European Time. Please note that in the event that the Company does not receive the Intention to Participate Form and, if applicable, the AGMS Proxy Form, properly completed and signed, by the dates indicated above, you will not be able to participate or vote (neither in person nor by proxy) at the Meeting.

A shareholder who does not wish to attend the Meeting but nonetheless wishes to vote by proxy at the Meeting must only complete and return to the Company the AGMS Proxy Form (and need not submit the Intention to Participate Form) which must be received by the Company on or before the Shareholders' Record Time. Please note that in the event that the Company does not receive the AGMS Proxy Form, properly completed and signed, by the date indicated above, you will not be able to vote (neither in person nor by proxy) at the Meeting.

The Shareholders' Rights Law provides that any shareholder wishing to attend and/or vote (personally or by proxy) at the Meeting is required to provide reasonably satisfactory evidence to the Company (prior to the Meeting) as to the number of shares of the Company held by such shareholder on the Shareholders' Record Time. Such evidence of shareholding must include at least: shareholder's name, shareholder's registered office/address, shareholder status, number of shares held by the shareholder on the Shareholders' Record Time, the stock exchange on which the shareholder's shares trade and signature of the relevant shareholder's bank or stockbroker (the "Evidence"). Shareholders need to contact their bank or stockbroker with respect to the provision of such Evidence and completion of the applicable certificate. The model certificate that constitutes the Evidence of the shareholding must be completed and delivered to the Company as soon as possible and in any event must be received by the Company on or before April 26, 2017 at 24:00 (Midnight), Central European Time.

The Intention to Participate Form (if you wish to attend the Meeting), the AGMS Proxy Form (if you wish to be represented and vote by proxy at the Meeting) and the model certificate that constitutes the Evidence of the shareholding may be obtained free of charge from the Company's website at www.tenaris.com/investors or at the Company's registered office in Luxembourg. In addition, shareholders registered in the Company's registry can obtain electronic copies of these documents free of charge by sending an electronic message to the following electronic address: investors@tenaris.com.

The forms and certificates must be received by the Company, properly completed and signed, by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com.

No admission cards will be issued to shareholders. Shareholders and their proxy holders attending the Meeting in person will be required to identify themselves at the Meeting with a valid official identification document (e.g. identity card, passport). In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such legal entity, must submit –in addition to the Intention to Participate Form and the AGMS Proxy Form, as indicated above- evidence of their authority to represent the shareholder at the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by such legal entity. A copy of such power of attorney or other proper document must be received by the Company on or before April 26, 2017 at 24:00 (midnight), Central European Time, in any of the postal addresses indicated in the Notice or through electronic message to the following electronic address: investors@tenaris.com.

A shareholder's proxy holder shall enjoy the same rights to speak and ask questions at the Meeting as those afforded to the respective shareholder. Pursuant to the Shareholders' Rights Law, irrespective of the number of Shares held, a shareholder may appoint only one proxy holder to represent such shareholder at the Meeting, except that:

(i) if a shareholder holds Shares through more than one securities account, such shareholder may appoint one proxy holder for each securities account;

(ii) a shareholder acting professionally for the account of a natural person or legal entity may appoint such natural person or legal entity, or any other third party designated by them, as proxy holder.

A person acting as shareholder's proxy holder may represent one or more shareholders. In the event a person represents more than one shareholder, such proxy holder may vote the Shares of the represented shareholders differently, in accordance with the instructions given to such proxy holder by each shareholder such person represents.

Each Share is indivisible for purposes of attending and voting at the Meeting. Co-owners of Shares, beneficiaries and bare-owners of Shares, and pledgors and pledgees of pledged Shares must be represented by one single person at the Meeting.

A shareholder who has completed and delivered to the Company the AGMS Proxy Form, is entitled to, on a later date, (i) revoke such AGMS Proxy Form, and/or (ii) replace such AGMS Proxy Form with a new AGMS Proxy Form, appointing a different proxy holder and/or submitting new voting instructions, in each case, by delivering to the Company a notice of revocation and/or a properly completed and signed replacement AGMS Proxy Form, provided, that, in each case, such notice of revocation and/or replacement AGMS Proxy From must be received by the Company by the dates indicated above, at any of the postal addresses indicated in the Notice, or by electronic message to the following electronic address: investors@tenaris.com. No revocations or replacement of the AGMS Proxy Form shall be accepted by the Company if received after such deadlines.

In accordance with the Shareholders' Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company have the right to (a) include items on the agenda for the Meeting; and (b) propose draft resolutions for the items included or to be included on the agenda for the Meeting. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued shares of the Company, must submit a written request to the Company on or before April 10, 2017, to any of the postal addresses of the Company indicated above, or by sending an electronic message to the following electronic address: investors@tenaris.com. The request must be accompanied by a justification or a draft resolution proposed to be adopted in the Meeting and must include the postal or electronic address at which the Company can acknowledge receipt of such request. Requests which are not timely delivered or do not satisfy the required formalities will be discarded and the proposals included in such requests shall not be included in the agenda for the Meeting.

In accordance with the Shareholders' Rights Law, shareholders (or their proxy holders) will have the right to ask questions at the Meeting on the items of the agenda for the Meeting. The right to ask questions and the Company's duty to answer any such questions are subject to the procedures adopted by the Company to ensure the proper identification of shareholders (and their proxy holders), the good order of the Meeting, as well as the protection of confidentiality of the Company's business and the safeguarding of the Company's corporate interests.

The Meeting will appoint a chairperson pro tempore to preside the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish behavior rules, including rules for shareholders (or proxy holders) to speak and ask questions at the Meeting.

Holders of ADRs: procedures for voting at the Meeting

Holders of ADRs as of April 19, 2017 (the "ADR Holders' Record Date") are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the Shares underlying such holder's ADRs.  Only those ADR holders of record as of the ADR Holders' Record Date will be entitled to provide the Depositary with voting instructions.

Any eligible ADR holder who wishes to give voting instructions in respect of the Shares underlying its ADRs must follow the instructions and meet the deadlines set forth in the voting instructions and voting cards. If the Depositary receives proper instructions (i) in the case of any ADR holder giving instructions through a written proxy card, by 10:00 a.m., New York City time, on April 27, 2017, and (ii) in the case of any ADR holder using internet or telephone voting by 11:59 p.m., New York City time, on April 26, 2017, then the Depositary shall vote, or cause to be voted, the Shares underlying such holder's ADRs in the manner prescribed by the instructions. However, if by the above referred deadlines, the Depositary receives no instructions from the ADR holder, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such ADR holder to have instructed the Depositary to vote the Shares underlying its ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying Shares on any given issue in accordance with the majority shareholder vote on that issue) and, for these purposes, the Depositary shall issue a proxy to a person appointed by the Company to vote the Shares underlying such holder's ADRs in favor of any such proposals or recommendations. No instruction shall be deemed given, and no proxy shall be given, with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the Meeting, or (iii) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs entitled to provide the Depositary with voting instructions in respect of the Shares underlying its ADRs, is also entitled to revoke any instructions previously given to the Depositary by filing with the Depositary a written revocation or submitting new instructions on a later date, in each case, at any time prior to the above referred deadlines. No instructions, revocations or revisions thereof shall be accepted by the Depositary after such deadlines.

Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than those indicated above.

Annual General Meeting of Shareholders: agenda, reports on agenda items and draft resolutions proposed to be adopted

Resolutions at the Meeting will be passed by the simple majority of the votes validly cast, irrespective of the number of shares present or represented.

The Meeting is called to address and vote on the items of the agenda included in the Notice. The agenda for the Meeting, including reports on each item of the agenda and the draft resolution proposed to be adopted thereon are included below:

1. Consideration of the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2016, and on the annual accounts as at December 31, 2016, and of the independent auditors' reports on such consolidated financial statements and annual accounts.

The consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2016, and on the Company's annual accounts as at  December 31, 2016, and the independent auditors' reports on such consolidated financial statements and annual accounts, are included in the Company's 2016 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement. The Company's 2016 annual report includes all the information required by article 11 of the law of 19 May 2006, implementing Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to acknowledge the consolidated management report and related management certifications on the Company's consolidated financial statements as of and for the year ended December 31, 2016, and on the Company's annual accounts as at December 31, 2016, and the independent auditors' reports on such consolidated financial statements and annual accounts."

2. Approval of the Company's consolidated financial statements as of and for the year ended December 31, 2016.

The Company's consolidated financial statements as of and for the year ended December 31, 2016 (comprising the consolidated statement of financial position and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements), are included in the Company's 2016 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to approve the Company's consolidated financial statements as of and for the year ended December 31, 2016".

3. Approval of the Company's annual accounts as at December 31, 2016.

The Company's annual accounts as at December 31, 2016 (comprising the balance sheet, the profit and loss account and the notes to such annual accounts) are included in the Company's 2016 annual report, copies of which are available to shareholders and ADR holders as of the date of the Notice, as indicated in this Shareholder Meeting Brochure and Proxy Statement.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to approve the Company's annual accounts as at December 31, 2016".

4. Allocation of results and approval of dividend payment for the year ended December 31, 2016.

In accordance with applicable Luxembourg law and the Company's articles of association, the Company is required to allocate 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed capital.  As indicated in the Company's annual accounts as at December 31, 2016, the Company's legal reserve already amounts to 10% of its subscribed capital and, accordingly, the legal requirements in that respect are satisfied.

The Company's board of directors (the "Board of Directors") proposed at its meeting held on February 22, 2017, that a dividend, payable in U.S. dollars, in the amount of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, be approved and that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment, including the applicable record date. This dividend would include the interim dividend of US$0.13 per share (or US$0.26 per ADR), or approximately US$153 million, paid in November 2016, and, accordingly, if this dividend proposal is approved, the Company will make a dividend payment on May 24, 2017, in the amount of US$0.28 per share (or US$0.56 per ADR) or approximately US$331 million.

The Company's annual accounts as at December 31, 2016, show a loss for 2016, of approximately US$ 23.6 million, and the Company's consolidated financial statements as of and for the year ended December 31, 2016, show a net income for the year 2016 of approximately US$ 58.7 million. However, considering the Company's retained earnings and other distributable reserves, the Company has distributable amounts which exceed the proposed dividend. The dividend payment in the amount of US$0.28 per share (or US$0.56 per ADR) to be distributed on May 24, 2017, is to be paid from the Company's retained earnings reserve. The loss of the year ended December 31, 2016, would be absorbed by the Company's retained earnings account.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved (i) to approve a dividend for the year ended December 31, 2016, in the aggregate amount of US$0.41 per share (or US$0.82 per ADR), which represents an aggregate sum of approximately US$484 million, and which includes the interim dividend of US$0.13 per share (or US$0.26 per ADR) paid in November 2016, (ii) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the dividend payment so approved, including the applicable record date, (iii) to make the dividend payment in U.S. dollars on May 24, 2017, in the amount of US$0.28 per share (or US$0.56 per ADR), pursuant to this resolution out of the Company's retained earnings reserve; and (iv) that the loss of the year ended December 31, 2016, be absorbed by the Company's retained earnings account".

5. Discharge of the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2016.

In accordance with the Luxembourg Law of 10 August 1915, on commercial companies, as amended (the "Commercial Companies Law"), following approval of the Company's annual accounts as at December 31, 2016, the Meeting shall vote as to whether those who were members of the Board of Directors throughout the year ended December 31, 2016, are discharged from any liability in connection with the management of the Company's affairs during such year.

It is proposed that those who were members of the Board of Directors throughout the year ended December 31, 2016, be discharged from any liability in connection with the management of the Company's affairs during such year.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to discharge all those who were members of the Board of Directors throughout the year ended December 31, 2016, from any liability in connection with the management of the Company's affairs during such year."

6. Election of the members of the Board of Directors.

Pursuant to article 8 of the Company's articles of association, the annual general meeting must elect a Board of Directors of not less than five and not more than fifteen members, who shall have a term of office of one year, but may be reappointed. Pursuant to article 11 of the Company's articles of association and applicable securities laws and regulations, the Company must have an audit committee (the "Audit Committee") composed of three members who shall qualify as "independent directors".

The current Board of Directors consists of nine directors, three of whom (i.e., Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as "independent directors" under the Company's articles of association and applicable law, and are members of the Audit Committee.

It is proposed that the number of members of the Board of Directors be increased to ten (10) by appointing Mr. Yves Speeckaert to the Board of Directors, and that all of the current members of the Board of Directors, namely:

•	Mr. Roberto Bonatti
•	Mr. Carlos Condorelli
•	Mr. Roberto Monti
•	Mr. Gianfelice Mario Rocca
•	Mr. Paolo Rocca
•	Mr. Jaime Serra Puche
•	Mr. Alberto Valsecchi
•	Mr. Amadeo Vázquez y Vázquez
•	Mr. Guillermo Vogel

be re-appointed to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company's 2017 annual accounts.

Set forth below is summary biographical information of each of the candidates:

1.
Roberto Bonatti. Mr. Bonatti is a member of the Board of Directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. ("San Faustin"). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium S.A. ("Ternium"). Mr. Bonatti is an Italian citizen.

2.
Carlos Condorelli. Mr. Condorelli is a member of the Board of Directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tubos de Acero de México S.A. ("Tamsa") and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

3.
Roberto Monti. Mr. Monti is a member of the Board of Directors. He is a member of the board of directors of YPF S.A. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

4.
Gianfelice Mario Rocca. Mr. Rocca is a member of the Board of Directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem.  He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers' organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is chairman of Humanitas University, board member of Bocconi University, member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

5.
Paolo Rocca. Mr Rocca is the chairman of the Board of Directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

6.
Jaime Serra Puche. Mr. Serra Puche is a member of the Board of Directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Rotoplas and Alpek S.A.. Mr. Serra Puche served as Mexico's Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

7.
Yves Speeckaert.   Mr Speeckaert started his career as management consultant.  While serving as director of KPMG Consulting in London and Sao Paulo, Brazil, he led various high profile engagements in the telecoms, energy and agri-business industries; and as a director of structured finance of Banca Intesa-San Paolo (London), he worked with leaders of the telecom companies and vendors, to structure new operators funding in Spain and Latin America.  Since 2010 he is a Luxembourg-based independent director of regulated investment funds (including related to Rothschild, UBS, KBL, among others) and is a member of the board of directors of several industrial holdings.  He is also a member of the Luxembourg Institute of Administrators (ILA).  Mr Speeckaert holds an MBA from the University of California at Berkeley, and is a contributing and active member of its alumni association.

8.
Alberto Valsecchi. Mr. Valsecchi is a member of the Board of Directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

9.
Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Board of Directors. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the Audit Committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

10.
Guillermo Vogel. Mr. Vogel is a member of the Board of Directors and holds the position of Vice President of Finance. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

The Board of Directors met eleven times during 2016. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company's articles of association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to (i) increase the number of members of the Board of Directors to ten; (ii) appoint Mr. Yves Speeckaert to the Board of Directors, and (iii) re-appoint Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Roberto Monti, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Mr. Alberto Valsecchi, Mr. Amadeo Vázquez y Vázquez and Mr. Guillermo Vogel to the Board of Directors; each of the persons appointed and re-appointed, respectively, in (i) and (ii) above to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company's 2017 annual accounts."

7. Authorization of the compensation of members of the Board of Directors.

It is proposed that each member of the Board of Directors receive an amount of US$115,000 as compensation for his services during the fiscal year 2017; and it is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the proposed compensation will be net of any applicable Luxembourg social security charges.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved that (i) each of the members of the Board of Directors receive an amount of US$115,000 as compensation for his services during the fiscal year 2017; (ii) each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$55,000 and; (iii) the Chairman of such Audit Committee receive, further, an additional fee of US$10,000. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges."

8. Appointment of the independent auditors for the fiscal year ending December 31, 2017, and approval of their fees.

The Audit Committee has recommended that PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, be appointed as the Company's independent auditors for the fiscal year ending December 31, 2017, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company's 2017 annual accounts.

In addition, the Audit Committee has recommended the approval of the independent auditors' fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2017, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 34,597,674, BRL 577,683, EUR 1,316,382, MXN 3,699,606, and US$ 254,875. Such fees will cover the audit of the Company's consolidated financial statements and annual accounts, the audit of the Company's internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending December 31, 2017, is equivalent to US$4,075,213 (based on the exchange rate between the U.S. Dolar, and the Brazilian Reais, the Euro and the Mexican Peso, as of December 31, 2016, and an exchange rate between the U.S. Dollar and the Argentine Peso of 16.77). Finally, it is proposed that the Audit Committee be authorized to approve any increase or reallocation of the independent auditors' fees as may be necessary, appropriate or desirable under the circumstances.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to (i) appoint PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé,  as the Company's independent auditors for the fiscal year ending December 31, 2017, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company's 2017 annual accounts; (ii) approve the independent auditors' fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2017, broken-down into five currencies (Argentine Pesos, Brazilian Reais, Euro, Mexican Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 34,597,674, BRL 577,683, EUR 1,316,382, MXN 3,699,606, and US$ 254,875, and (iii) authorize the Audit Committee to approve any increase or reallocation of the independent auditors' fees as may be necessary, appropriate or desirable under the circumstances."

9. Authorization to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, it is advisable that the Board of Directors be authorized to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

Through this resolution, the Company seeks authorization under Article 16 of the Transparency Law, to give, send or supply information (including any notice or other document) that is required or authorized to be given, sent or supplied to a shareholder by the Company whether required under the articles of association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company's website or through other electronic means.

Draft resolution proposed to be adopted: "the Annual General Meeting of Shareholders resolved to authorize the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (e-mails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations."

*  *  *  *  *

Pursuant to article 15 of the Company's articles of association, the next Annual General Meeting of Shareholders that will be convened to decide on the Company's 2017 annual accounts, will be held on May 2, 2018, at 9:30 a.m. (Luxembourg time).

In accordance with the Shareholders' Rights Law, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares will have the right to (a) include items on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company's 2017 annual accounts; and (b) propose draft resolutions for the items included or to be included on the agenda for the next Annual General Meeting of Shareholders, that will be convened to decide on the Company's 2017 annual accounts. To exercise such rights, shareholders holding, individually or collectively, at least five per cent (5%) of the issued Shares, must submit a written request to the Company on or before April 9, 2018, satisfying the requirements of the Shareholders' Rights Law.

PricewaterhouseCoopers Société Coopérative, Cabinet de révision agréé, are the Company's independent auditors.  A representative of the independent auditors will be present at the Meeting to respond questions.

Cecilia Bilesio
Secretary of the Board of Directors

TENARIS S.A.
ANNUAL REPORT 2016

TABLE OF CONTENTS
Company Profile	2
Letter From The Chairman	3
Management Report	5
Leading Indicators	7
Information on Tenaris	8
The Company	8
Overview	8
History and Development of Tenaris	8
Business Overview	9
Research and Development	12
Principal Risks and Uncertainties	15
Operating and Financial Review and Prospects	18
Quantitative and Qualitative Disclosure about Market Risk	27
Recent Developments	29
Environmental Regulation	30
Related Party Transactions	30
Employees	30
Corporate Governance	31
Management Certification	43
Financial Information	44
Consolidated Financial Statements	44
Tenaris S.A. Annual Accounts (Luxembourg GAAP)	102
Exhibit I – Alternative performance measures	112

company profile
Tenaris is a leading supplier of tubes and related services for the world's energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Hammerfest
Tananger
Stavanger
Aberdeen
Esbjerg
Copenhagen
Moscow
Aksai
Paris
Munich
Campina
Lugano
Ploiesti
Dalmine
Silcotub
Bucharest
Atyrau
Aktau
Ankara
Ashgabat
Algiers
Agadir
Alexandria
Cairo
Basra
Kuwait
Bahrain
Dammam
Dubai
Abu Dhabi
New Delhi
Beijing
Seoul
NKKTubes
Qingdao
Bangkok
Songkhla
Ho Chi Minh
Kuala Lumpur
Singapore
Batam
Balikpapan
SPIJ
Jakarta
Broome
Perth
Lagos
Accra
Takoradi
Onne
Luanda
Grande Prairie
Leduc
Fort McMurray
Nisku
Fort Saskatchewan
Red Deer
Calgary
Prudential
Bienfait
AlgomaTubes
Toronto
Pittsburgh
Denver
Bakersfield
Hickman
Oklahoma City
Conroe
Houston
Westwego
Midland
Freeport
Monterrey
Reynosa
Poza Rica
Tamsa
Guadalajara
Ciudad del Carmen
Mexico City
Dos Bocas
Villahermosa
Comalcalco
Maracaibo
Caracas
TuboCaribe
Barrancabermeja
Barcelona
Bogotá
Villavicencio
Neiva
Quito
Machachi
Coca
Natal
Lima
Callao
Sta. Cruz de la Sierra
Confab
Rio das Ostras
Rio de Janeiro
Mendoza
Siderca
Santiago
Montevideo
Villa Mercedes
Siat
Rincón de los Sauces
Senillosa
Neuquén
Comodoro Rivadavia
Punta Arenas
Manufacturing Centers
Service Centers
R&D Centers
Commercial Offices

Letter From The Chairman

Dear Shareholders,

In December, we closed what was a very difficult year for Tenaris, and I am pleased to say that the prospects for 2017 are much more promising.
Tenaris has weathered this industry-changing downturn exceptionally well and I am proud of the way our employees have responded to the changes in market conditions and the circumstances of the company.
This is reflected in our financial results. Over the past two years during this unprecedented downturn in our sector, our sales have fallen 57% from $10.1 billion to $4.3 billion. Even so, for 2016, we were able to post a positive net income of $59 million. Our cash flow performance and our management of working capital has been very effective. In the two years of the downturn, we generated $3.1 billion in cash flow from operations, spent $1.9 billion on investments strengthening our regional deployment particularly in the US market, paid $1 billion in dividends to our shareholders, and we increased our net cash by $0.2 billion to end 2016 with a net cash position of  $1.4 billion. We have further strengthened our balance sheet with the sale of our Republic Conduit business to Nucor in January for $332 million, a price which reflects its excellent performance over the past three years. Considering this outstanding financial performance, we are proposing a total dividend of $0.41 per share ($0.82 per ADS) for the year.
In the Eastern Hemisphere, at a time when new project developments have been limited, we have been particularly successful in complex projects and have become clear leaders in the Eastern Mediterranean. Here the development of offshore, sour gas reserves is proceeding apace. In January, we completed deliveries of 72 thousand tons for two pipelines connecting the deepwater Zohr reserve to onshore processing facilities in Egypt. Based on our performance in meeting the tight delivery schedule and demanding specifications required for this fast track project, we are winning further large orders in the region. These include a complex welded pipeline, which will be fabricated in our Confab mill in Brazil. Our success in these and similar developments are supporting our plant load through 2017 and into 2018 and will reinforce our track record for future complex projects.
In North America, our mill in Bay City is starting heat treatment and pipe threading operations this month and is scheduled to roll its first seamless pipe during September. It will be the most modern, most automated, productive and environmentally efficient mill in our industrial system and throughout the world.
The Bay City mill is located close to the main shale plays that are leading the rapid expansion we are seeing unfold in the North American market. It will become the heart of our US Rig Direct™ program, which has been expanding rapidly in a market where rigs have been increasing at a rate of 13 rigs per week over the past four months. In an industry looking for sustainable cost reductions, we offer a differentiated solution based on a shorter and more efficient supply chain with a comprehensive product range. This, together with technical assistance and field support, is helping our customers to reduce overall drilling costs, streamline processes and lower their environmental footprint.
With the improvement in market conditions and the growth of our Rig Direct™ program worldwide, our agenda has changed substantially from that of the past two years. We currently serve over 100 customers and close to 300 rigs with our Rig Direct™ service. We are focused on compliance in meeting customer commitments and managing a rapidly increasing plant load in our industrial system. We are bringing back employees and hiring new ones as our operations ramp up.
Price levels fell to unsustainable levels during the downturn and we are now starting to see prices rise with the increase in demand in North America and following the impact of higher raw material costs. We are working with our Rig Direct™ customers to minimize the impact of higher material costs with innovative products and services that improve operational efficiencies.
This year, we expect the market recovery to be concentrated on shale drilling in the USA and Canada. Looking further ahead, we see signs that various projects will move forward in offshore regions of the Eastern Hemisphere and some recovery can be expected in this important market for 2018.
In Argentina, drilling activity has been affected by extended stoppages in the southern region but we expect that there will be recovery during the year led by investments in the Vaca Muerta shale play. In Mexico, Pemex has cut back activity to a very low level and we expect to see a recovery only in 2018 consequent to the energy reform process.

We have focused for many years on improving our safety performance, introducing and strengthening safety management routines and tools, challenging attitudes and behavior and installing an agenda of continuous improvements. Our safety indicators have improved over these years and 2016 was no exception. However, despite this growing dedication and commitment, in the first months of 2017, we registered three fatal accidents in different locations. All our team deeply regret the pain and suffering caused by these accidents to the families and communities affected. Safety is, and always will be, an absolute priority in every aspect of our activities and these tragic events will continue to strengthen our commitment in this regard.
To better prepare the company for the challenges ahead, we are renewing our agenda at TenarisUniversity. For more than 10 years, our corporate university has played a key role in unifying knowledge and values across our global organization, providing a common curriculum and extensive training for our employees and stakeholders at all levels. TenarisUniversity will retain its core management and leadership development programs, but will now increasingly focus on inspiring employees to seek excellence in knowledge, encouraging them to customize their training in accordance with specific interests and creating high quality networking opportunities.
The downturn of the past two years has had a profound impact on our employees and our communities. We have made many difficult decisions to secure the future growth and competitiveness of the company. Now we have a more positive agenda in front of us but one that will continue to bring major challenges. I want to thank our employees for the commitment and support that that they have shown through this period and look forward to seeing their continuing contributions in the time ahead. I would also like to express my thanks to our customers, suppliers and shareholders for their continuing support and confidence in Tenaris.

March 30, 2017
/s/ Paolo Rocca
Paolo Rocca

Management Report
CERTAIN DEFINED TERMS
Unless otherwise specified or if the context so requires:
•	References in this annual report to "the Company" refer exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).
•
References in this annual report to "Tenaris", "we", "us" or "our" refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

•	References in this annual report to "San Faustin" refer to San Faustin S.A., a Luxembourg Société Anonyme and the Company's controlling shareholder.
•	"Shares" refers to ordinary shares, par value $1.00, of the Company.
•	"ADSs" refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.
•	"OCTG" refers to oil country tubular goods.
•	"tons" refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.
•	"billion" refers to one thousand million, or 1,000,000,000.
•	"U.S. dollars", "US$", "USD" or "$" each refers to the United States dollar.
PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
Accounting Principles
We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS, and as adopted by the European Union, or E.U. Additionally, this annual report includes non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit I for more details on these alternative performance measures.
Following the sale of our steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the consolidated income statement are reclassified into discontinued operations. The consolidated statement of cash flows includes the cash flows for continuing and discontinued operations; cash flows from discontinued operations and earnings per share are disclosed separately in note 28 "Net assets of disposal group classified as held for sale" to our audited consolidated financial statements included in this annual report, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements included in this annual report are those as of December 31, 2016 and 2015, and for the years ended December 31, 2016, 2015 and 2014.
Rounding
Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This annual report and any other oral or written statements made by us to the public may contain "forward-looking statements".  Forward looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.
We use words such as "aim", "will likely result", "will continue", "contemplate", "seek to", "future", "objective", "goal", "should", "will pursue", "anticipate", "estimate", "expect", "project", "intend", "plan", "believe" and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris's future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, "Business Overview", "Principal Risks and Uncertainties", and "Operating and Financial Review and Prospects". In addition to the risks related to our business discussed under "Principal Risks and Uncertainties", other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:
•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;
•	the competitive environment in our business and our industry;
•	our ability to price our products and services in accordance with our strategy;
•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;
•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;
•	trends in the levels of investment in oil and gas exploration and drilling worldwide; and
•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes.
By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1.	Leading Indicators
	2016	2015	2014
TUBES SALES VOLUMES (thousands of tons)
Seamless	1,635	2,028	2,790
Welded	355	605	885
Total	1,990	2,633	3,675

TUBES PRODUCTION VOLUMES (thousands of tons)
Seamless	1,735	1,780	2,940
Welded	305	633	908
Total	2,040	2,413	3,848

FINANCIAL INDICATORS (millions of $)
Net sales	4,294	6,903	10,141
Operating (loss) income	(59)	166	1,881
EBITDA (1)	598	1,219	2,696
Net income (loss)	59	(74)	1,181
Cash flow from operations	864	2,215	2,044
Capital expenditures	787	1,132	1,089

BALANCE SHEET (millions of $)
Total assets	14,003	14,887	16,511
Total borrowings	840	972	999
Net cash position (2)	1,441	1,849	1,257
Total liabilities	2,590	3,021	3,704
Shareholders' equity including non-controlling interests	11,413	11,866	12,806

PER SHARE / ADS DATA ($ PER SHARE / PER ADS) (3)
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings (loss) per share	0.05	(0.07)	0.98
Earnings (loss) per ADS	0.09	(0.14)	1.96
Dividends per share (5)	0.41	0.45	0.45
Dividends per ADS (5)	0.82	0.90	0.90
ADS Stock price at year-end	35.71	23.80	30.21
Number of employees (4)	19,399	21,741	27,816

(1)	Defined as operating income plus depreciation, amortization and impairment charges/(reversals). See Exhibit I.
In 2015, the EBITDA figure excludes an impairment charge of $400 million on our North American welded pipe operations and in 2014 excludes an impairment charge of $206 million on our welded pipe operations in Colombia and Canada. EBITDA includes severance charges of $74 and $177 million in 2016 and 2015 respectively. If these charges were not included, EBITDA would have been $672 and $1,396 million.
(2)	Defined as cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. See Exhibit I.
(3)	Each ADS represents two shares.
(4)	As of December 31.
(5)	Proposed or paid in respect of the year.

Information on Tenaris
The Company
Our holding company's legal and commercial name is Tenaris S.A. The Company was established as a public limited liability company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. The Company's registered office is located at 29 avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg, telephone (352) 2647-8978.
The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. For information on the Company's subsidiaries, see note 30 "Principal subsidiaries" to our audited consolidated financial statements included in this annual report.
The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.
Overview
We are a leading global manufacturer and supplier of steel pipe products and related services for the world's energy industry and for other industrial applications. Our customers include most of the world's leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.
We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.
Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.
History and Development of Tenaris
Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin's predecessor in Argentina in 1948. We acquired Siat, an Argentine welded steel pipe manufacturer, in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. As of to date, our investments include controlling or strategic interests in, among others, the following operating businesses:
•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products;

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products;

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products;

•	NKKTubes, a leading Japanese producer of seamless steel pipe products;

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products;

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products;

•	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the United States, Canada and Colombia;

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production;

•	Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian oil country tubular goods, or OCTG, processing business with heat treatment and premium connection threading facilities;

•	Pipe Coaters Nigeria Ltd, the leading company in the Nigerian coating industry;

•	Usinas Siderúrgicas de Minas Gerais S.A., or Usiminas, a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries; and

•	a sucker rod business, in Campina, Romania.

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.
Business Overview
Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:
•	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

•	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.
Pursuing strategic investment opportunities and alliances
We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in select markets, enhance our global competitive position and capitalize on potential operational synergies. Our track record on companies' acquisitions is described above (See "History and Development of Tenaris"). In addition, we continue to build a new greenfield seamless mill in Bay City, Texas. The new facility will include a state-of-the-art rolling mill as well as finishing and heat treatment lines. We plan to bring the 600,000 tons per year capacity mill and logistics center into operation in 2017, within a budget of approximately $1.8 billion. As of December 31, 2016, approximately $1.3 billion had already been invested and an additional $176 million had been committed.
Developing high-value products
We have developed an extensive range of high-value products suitable for most of our customers' operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.
Securing inputs for our manufacturing operations
We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term. For example, in February 2014, we entered into an agreement with our affiliates Ternium S.A., or Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin, the controlling shareholder of both Tenaris and Ternium) to build a natural gas-fired combined cycle electric power plant in Mexico for the supply of Tenaris's and Ternium's respective Mexican industrial facilities. The new power plant became fully operational during 2016. For more information on the new power plant, see note 12 c) "Investments in non-consolidated companies – Techgen S.A. de C.V." to our audited consolidated financial statements included in this annual report.

Enhancing our offer of technical and pipe management services - Rig DirectTM - and extending their global deployment
We continue to enhance our offer of technical and pipe management services, which we now call Rig Direct™ services, and extend their deployment worldwide. For many years, we have provided these services, managing customer inventories and directly supplying pipes to their rigs on a just-in-time basis in markets like Mexico and Argentina. Now, in response to changes in market conditions and the increased focus of customers on reducing costs and improving the efficiency of their operations, we have extended the deployment of our Rig Direct™ services throughout North America and in other markets throughout the world (e.g. North Sea, Romania and Thailand). Through the provision of Rig Direct™ services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.
Our Competitive Strengths
We believe our main competitive strengths include:
•
our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•
our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our proximity to our customers;

•	our human resources around the world with their diverse knowledge and skills;

•
our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and more than 60 years of operating experience; and

•	our strong financial condition.
Business Segments
Tenaris has one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

For more information on our business segments, see accounting policy C "Segment information" to our audited consolidated financial statements included in this annual report.

Our Products
Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing products are also commonly referred to as OCTG products. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, coating, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of the premium connections business of Hydril, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment. In addition, we sell raw materials that exceed our internal requirements.

Research and Development
Research and development, or R&D, of new products and processes to meet the increasingly stringent requirements of our customers is an important aspect of our business.
R&D activities are carried out primarily at our specialized research facilities located at Campana in Argentina, at Ilha do Fundao, Rio de Janeiro, Brazil, at Veracruz in Mexico, at Dalmine in Italy, and at the product testing facilities of NKKTubes in Japan. We strive to engage some of the world's leading industrial research institutions to solve the problems posed by the complexities of oil and gas projects with innovative applications. In addition, our global technical sales team is made up of experienced engineers who work with our customers to identify solutions for each particular oil and gas drilling environment.
Product development and research currently being undertaken are focused on the increasingly challenging energy markets and include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe, risers and welding technology;

•	proprietary steels;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers;

•	welded pipes for oil and gas and other applications;

•	sucker rods; and

•	coatings.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We seek to protect our innovation and trade secrets, through the use of patents, trademarks and other intellectual property tools that allow us to differentiate ourselves from our competitors.

We spent $69 million for R&D in 2016, compared to $89 million in 2015 and $107 million in 2014.

TENARIS IN NUMBERS
Trend information

RIG COUNT INTERNATIONAL
OIL
GAS
MISC
RIGS
1400
1200
1000
800
600
400
200
0
48
226
960
50
242
1004
38
248
1050
44
229
894
53
203
699
2012
2013
2014
2015
2016

Source: Baker Hughes

RIG COUNT USA AND CANADA
OIL
GAS
RIGS
2500
2000
1500
1000
500
0
658
1621
503
1606
494
1745
334
835
166
471
2012
2013
2014
2015
2016

Source: Baker Hughes

Leading indicators

NET SALES

USD MILLION
12000
10000
8000
6000
4000
2000
0
10648
10424
10141
6903
4294
2012
2013
2014
2015
2016

EARNINGS PER SHARE
USD
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
-0.2
1.44
1.31
0.98
-0.07
0.05
2012
2013
2014
2015
2016

RETURN ON EQUITY
%
25
20
15
10
5
0
-5
2012
2013
2014
2015
2016

EBITDA MARGIN

%
30
25
20
15
10
5
0
2012
2013
2014
2015
2016

NET SALES BY GEOGRAPHIC AREA

EUROPE
13%
MIDDLE EAST & AFRICA
25%
ASIA PACIFIC
3%
SOUTH AMERICA
28%
NORTH AMERICA
31%

PERSONNEL EMPLOYED PER COUNTRY

ROMANIA 8%
COLOMBIA 4%
JAPAN 2%
INDONESIA 3%
OTHER COUNTRIES 6%
CANADA 2%
ARGENTINA 25%
UNITED STATES 8%
ITALY 10%
BRAZIL 6%
MEXICO 26%

LOST TIME ACCIDENTS INDEX
ACCIDENTS PER MILLION MANHOURS
4
3.5
3
2.5
2
1.5
1
0.5
0
2.9
2.2
2.7
2.8
2.3
2012
2013
2014
2015
2016

Principal Risks and Uncertainties
We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies and the corresponding capital spending by oil and gas companies depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry's view of future economic growth and the resulting impact on demand for oil and natural gas. The level of drilling activity and the investments by the oil and gas companies declined in 2016 for the second consecutive year as they continued to be severely affected by the strong decline in prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices. Inventory levels of steel pipe in the oil and gas industry can vary significantly and these fluctuations can affect demand for our products. When oil and gas prices fall, as has recently happened, oil and gas companies draw from existing inventory and are generally expected to hold or reduce purchases of additional steel pipe products.Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and, if increases in the cost of raw materials and energy cannot be offset by higher selling prices, our profitability may be hurt. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris's market share, deteriorate the pricing environment and hurt sales and profitability. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.
During the last two years we have temporarily suspended some of our operations given the impact to our business of the sharp decline of oil prices and high levels of unfairly traded imports of products. Temporary suspensions of operations may give rise to labor conflicts and affect operations, profitability and may trigger impairment assessments of assets. Performance may also be affected by changes in governmental policies, the impact of credit restrictions on our customers' ability to perform their payment obligations with us, and any adverse economic, political or social developments in our major markets. We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Nigeria, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company's functional currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations.
Beginning in 2009, Venezuela nationalized our investments in, and assumed exclusive operation control over the assets of, Tubos de Acero de Venezuela S.A. or Tavsa, Matesi, Materiales Siderúrgicos S.A., or Matesi, and Complejo Siderurgico de Guayana, C.A., or Comsigua. Our investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union. The Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda, or Talta, initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, seeking adequate and effective compensation for the expropriation of their investments in Matesi, Tavsa and Comsigua. On January 29, 2016, the tribunal released its award for the expropriation of our investment in Matesi, granted compensation in the amount of $87 million for the breaches and ordered Venezuela to pay an additional amount of $86 million in pre-award interest, aggregating to a total award of $173 million, payable in full and net of any applicable Venezuelan tax, duty or charge. Similarly, on December 12, 2016, the tribunal issued its award for the expropriation of our investments in Tavsa and Comsigua, granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted $76 million. However, given the current economic and political situation of Venezuela, we can give no assurance that the Venezuelan government will honor the award for the expropriation of our investments in Matesi nor agree to pay a fair and adequate compensation for our interest in Tavsa and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency. For further information on the nationalization of the Venezuelan subsidiaries, see note 31 "Nationalization of Venezuelan Subsidiaries" to our audited consolidated financial statements included in this annual report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continue to pursue growth-enhancing strategic opportunities. Any of the components of our overall business strategy could cost more than anticipated or may not be successfully implemented or could be delayed or abandoned. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.
We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At December 31, 2016 we had $1,293 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 ($920 million) and Maverick, in 2006 ($229 million). As of December 31, 2015, we recorded an impairment charge of $400 million on the goodwill of our welded pipe assets in the United States, reflecting the decline in oil prices, and their impact on drilling activity and the demand outlook for welded pipe products in the United States. Additionally, as of December 31, 2015 we also recorded a $29 million impairment on the carrying value of our investment in Usiminas. If our management were to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our net worth.
We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, and the U.K Bribery Act 2010. For a discussion of an ongoing investigation by the audit committee of the Company's board of directors of certain matters related to these laws, see note 25 "Contingencies, commitments and restrictions on the distribution of profits – (i) Contingencies – Ongoing investigation" to our audited consolidated financial statements included in this annual report. Violations of these laws could result in monetary or other penalties against us or our subsidiaries, including potential criminal sanctions, and could damage our reputation and, therefore, our ability to do business.
As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company's controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy P and notes 22, 23 and 25 of our audited consolidated financial statements included in this annual report.

Operating and Financial Review and Prospects
The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and as adopted by the E.U.
Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward‑looking statements that involve risks and uncertainties. See "Cautionary Statement Concerning Forward-Looking Statements". In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in "Principal Risks and Uncertainties", other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward‑looking statements.
Overview
We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.
We are a leading global manufacturer and supplier of steel pipe products and related services for the world's energy industry as well as for other industrial applications. Our customers include most of the world's leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing and power facilities. We operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.
Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers' willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry's view of such prices in the future. Crude oil prices fell from over $100 per barrel in June 2014 to less than $30 per barrel in February 2016, then rose to above $50 per barrel at the end of 2016. Such price increase was mainly due to an agreement between OPEC and some non-OPEC countries to cut production in order to accelerate the rebalancing of supply and demand and to reduce excess inventory levels. Natural gas prices (Henry Hub) have also fallen to less than $2 per million BTU at the beginning of 2016 and recovered to levels above $3 per million BTU at the end of 2016.
In 2016, worldwide drilling activity declined 32% compared to the level of 2015. In the United States the rig count in 2016 declined by 48%. In May 2016 approximately 400 rigs were active; however, a subsequent increase in activity resulted in more than 700 active rigs at the beginning of 2017. When compared to 2015, in Canada the rig count in 2016 declined by 34%, while in the rest of the world, it declined 18%.
A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions are expected to continue to demand new and high value products and services in most areas of the world. However, as a result of the decline in oil prices in 2015 and for much of 2016, the level of investments by oil and gas companies in such complex projects decreased, as some of these projects were cancelled or postponed.
Our business is highly competitive.
The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

In addition, there is an increased risk of unfairly-traded steel pipe imports in markets in which we produce and sell our products. In August 2014, the United States imposed anti-dumping duties on OCTG imports from various countries, including Korea. However, despite the trade case ruling, imports from Korea continued at a very high level for some months and in September 2015 the petitioners filed for the initiation of the annual review, with a final determination expected during April 2017. Similarly, in Canada, the Canada Border Services Agency introduced anti-dumping duties on OCTG imports from Korea and other countries in March 2015.
Our production costs are sensitive to prices of steelmaking raw materials and other steel products.
We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in the production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.
The costs of steelmaking raw materials and of steel coils and plates increased during 2016. As a reference, prices for hot rolled coils, HRC Midwest USA Mill, published by CRU, averaged $571 per ton in 2016 and $506 per ton in 2015, with an increase of more than 50% between the beginning and the end of 2016.
Sale of North American Electric Conduit Business to Nucor
On January 20, 2017, we completed the sale of our steel electric conduit business in North America, known as Republic Conduit, to Nucor Corporation for a total consideration of $332 million, subject to a working capital adjustment. The gain, net of fees and expenses arising from this sale is currently estimated to be approximately $189 million and will be recorded in the first quarter of 2017. As of December 31, 2016 the conduit business was classified as a discontinued operation.

Summary of results
In 2016, our net sales declined 38% compared to 2015, affected by continued adverse market conditions. Sales of Tubes were down 38%, reflecting lower drilling activity in North and South America and in offshore regions worldwide, declines in selling prices and the completion of shipments for pipeline projects in Brazil and Argentina after the first quarter of the year. EBITDA declined 51% year on year, reflecting lower sales and a reduction in gross margins on lower average selling prices and lower absorption of fixed costs. Net income amounted to a gain of $59 million in 2016 compared to a loss of $74 million in 2015, which included an impairment charge of $400 million.
In spite of capital expenditures of $787 million, mainly related to the construction of our greenfield project in Bay City, we reached a positive free cash flow of $77 million in 2016. After dividend payments of $508 million, our net cash position reached $1.4 billion at December 31, 2016, compared with $1.8 billion at December 31, 2015.
Outlook
As we enter 2017, in the United States and Canada, a rapid recovery is taking place in shale drilling activity, as oil and gas companies increase investments following two consecutive years of declining expenditure. The recovery is supported by oil prices around $50/bbl and natural gas prices (Henry Hub) around $3 per million BTU, drilling efficiencies and the relatively low cost of drilling materials, equipment and services. In addition, the agreement between OPEC and some non-OPEC countries late last year to cut production to accelerate the rebalancing of supply and demand and reduce excess inventory levels has reinforced confidence that the current level of oil prices can be sustained.
In the rest of the world, exploration and production spending plans are more subdued. In offshore areas, operators have begun to move forward with selected projects but the overall level of spending is expected to decline for a third successive year as the previous backlog of investments sanctioned prior to 2015 are completed. Onshore spending is expected to be more stable and can be expected to recover in regions such as Colombia.

We expect our sales to rise steadily through the year based on higher demand from Rig Direct™ customers in North America and a strong backlog of orders for the Eastern Hemisphere. Although prices have begun to rise in North America, increases in our average selling prices will be held back by the prices fixed in our Eastern Hemisphere backlog. Our EBITDA, following the first quarter, should also rise steadily through the year with margins improving in the second half as a result of better absorption of fixed costs.
Results of Operations
	For the year ended December 31,
Millions of U.S. dollars (except number of shares and per share amounts)	2016	2015

Selected consolidated income statement data

Continuing operations
Net sales	4,294	6,903
Cost of sales	(3,166)	(4,748)
Gross profit	1,128	2,155
Selling, general and administrative expenses	(1,197)	(1,594)
Other operating income (expenses), net	10	(396)
Operating (loss) income	(59)	166
Finance income	66	35
Finance cost	(22)	(23)
Other financial results	(22)	3
(Loss) income before equity in earnings (losses) of non-consolidated companies and income tax	(37)	180
Equity in earnings (losses) of non-consolidated companies	72	(40)
Income before income tax	34	141
Income tax	(17)	(234)
Income (loss) for the year for continuing operations	17	(94)

Discontinued operations
Result for discontinued operations	41	19
Income (loss) for the year (1)	59	(74)

Income (loss) attributable to (1):
Owners of the parent	55	(80)
Non-controlling interests	3	6
Income (loss) for the year (1)	59	(74)

Depreciation and amortization for continuing operations	(657)	(653)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted earnings (losses) per share for continuing operations	0.01	(0.08)
Basic and diluted earnings (losses) per share	0.05	(0.07)
Dividends per share (2)	0.41	0.45

_______________
(1)
International Accounting Standard No. 1 ("IAS 1") (revised), requires that income for the year as shown on the income statement does not exclude non-controlling interests. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the owners of the parent.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

	At December 31,
Millions of U.S. dollars (except number of shares)	2016	2015

Selected consolidated financial position data

Current assets	4,817	5,743
Property, plant and equipment, net	6,002	5,672
Other non-current assets	3,033	3,472
Assets of disposal group classified as held for sale	151	-
Total assets	14,003	14,887

Current liabilities	1,713	1,755
Non-current borrowings	32	223
Deferred tax liabilities	551	750
Other non-current liabilities	277	293
Liabilities of disposal group classified as held for sale	18	-
Total liabilities	2,590	3,021

Capital and reserves attributable to the owners of the parent	11,287	11,713
Non-controlling interests	126	153
Total equity	11,413	11,866

Total liabilities and equity	14,003	14,887

Share capital	1,181	1,181
Number of shares outstanding	1,180,536,830	1,180,536,830

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.
Percentage of net sales	For the year ended December 31,
	2016	2015

Continuing Operations
Net sales	100.0	100.0
Cost of sales	(73.7)	(68.8)
Gross profit	26.3	31.2
Selling, general and administrative expenses	(27.9)	(23.1)
Other operating income (expenses), net	0.2	(5.7)
Operating (loss) income	(1.4)	2.4
Finance income	1.5	0.5
Finance cost	(0.5)	(0.3)
Other financial results	(0.5)	0.0
(Loss) income before equity in earnings (losses) of non-consolidated companies and income tax	(0.9)	2.6
Equity in earnings (losses) of non-consolidated companies	1.7	(0.6)
Income before income tax	0.8	2.0
Income tax	(0.4)	(3.4)
Income (loss) for the year for continuing operations	0.4	(1.4)

Discontinued operations
Result for discontinued operations	1.0	0.3
Income (loss) for the year	1.4	(1.1)

Income (loss) attributable to:
Owners of the parent	1.3	(1.2)
Non-controlling interests	0.1	0.1

Fiscal Year Ended December 31, 2016, Compared to Fiscal Year Ended December 31, 2015
The following table shows our net sales by business segment for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,
	2016		2015		Increase / (Decrease)

Tubes	4,015	94%	6,444	93%	(38%)
Others	278	6%	459	7%	(39%)
Total	4,294	100%	6,903	100%	(38%)

Tubes
The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the year ended December 31,
	2016	2015	Increase / (Decrease)

Seamless	1,635	2,028	(19%)
Welded	355	605	(41%)
Total	1,990	2,633	(24%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,
	2016	2015	Increase / (Decrease)
Net sales
- North America	1,265	2,538	(50%)
- South America	1,032	1,858	(44%)
- Europe	542	695	(22%)
- Middle East & Africa	1,041	1,082	(4%)
- Asia Pacific	136	272	(50%)
Total net sales	4,015	6,444	(38%)
Operating (loss) income (1)	(71)	138	(152%)
Operating (loss) income (% of sales)	(1.8%)	2.1%
_______________
(1)
Tubes operating income includes severance charges of $67 million in 2016 and $164 million in 2015. Additionally, Tubes operating income in 2015 also includes an impairment charge of $400 million on our welded pipe operations in the United States.

Net sales of tubular products and services decreased 38% to $4,015 million in 2016, compared to $6,444 million in 2015, reflecting a 24% decline in volumes and an 18% decrease in average selling prices. Sales were negatively affected by the adjustment in oil and gas drilling activity in response to the collapse in oil and gas prices, inventory adjustments and price declines, together with a decline of shipments to line pipe project in South America. In North America, our sales decreased 50%, due to the downturn in activity, inventory adjustments and lower prices. In South America, sales declined 44% due to the downturn in drilling activity in Argentina and Colombia, price declines and the lack of shipments to line pipe project in Argentina and Brazil following the first quarter sales. In Europe, sales declined 22% due to lower drilling activity and price declines but sales of industrial products and to hydrocarbon process industry and power generation customers were maintained at similar levels to those of 2015. In the Middle East and Africa sales declined 4% as shipments to Middle East customers and sales of offshore line pipe and coating services in Africa increased strongly but sales were affected by price declines and severely reduced offshore drilling activity and inventory adjustments in Africa. In Asia Pacific, sales were affected by lower drilling activity in the region, principally in Indonesia, price declines, and lower sales of non-OCTG products in the region.
Operating (loss) income from tubular products and services, amounted to a loss of $71 million, compared to a $138 million gain in 2015. The decline in Tubes operating income was due to lower sales and a reduction in gross margin from 32% in 2015 to 27% in 2016. Additionally, our selling, general and administrative expenses, or SG&A, as a percentage of sales increased from 24% in 2015 to 29% in 2016, due to the negative effect of fixed and semi-fixed expenses on lower sales.
Others
The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Millions of U.S. dollars	For the year ended December 31,
	2016	2015	Increase / (Decrease)

Net sales	278	459	(39%)
Operating income	12	28	(57%)
Operating income (% of sales)	4.3%	6.1%

Net sales of other products and services decreased 39% to $278 million in 2016, compared to $459 million in 2015, due to lower sales of industrial equipment in Brazil and lower sales of energy related products, i.e., sucker rods and coiled tubing.
Operating income from other products and services, decreased 57% to $12 million in 2016, from $28 million in 2015, mainly due to lower operating income from our sucker rods business.

Selling, general and administrative expenses, or SG&A, decreased by $397 million (25%) in 2016 from $1,594 million in 2015 to $1,197 million in 2016, mainly due to lower labor costs and selling expenses. However, SG&A expenses increased as a percentage of net sales to 27.9% in 2016 compared to 23.1% in 2015, mainly due to the effect of fixed and semi fixed expenses on lower sales (e.g., depreciation and amortization and labor costs).
Other operating income and expenses resulted in a gain of $10 million in 2016, compared to a loss of $396 million in 2015, mainly due to asset impairment charges in our Tubes segment, related to our welded pipe operations in the United States, amounting to $400 million in 2015.
Financial results amounted to a gain of $22 million in 2016, compared to a gain of $15 million in 2015. The increase was due to higher interest income partially offset by negative other financial results, mostly foreign exchange derivatives contracts results.
Equity in earnings (losses) of non-consolidated companies generated a gain of $72 million in 2016, compared to a loss of $40 million in 2015. During 2015 we recorded an impairment charge of $29 million on our direct investment in Usiminas. Apart from the impairment result in 2015, these results were mainly derived from our equity investment in Ternium (NYSE:TX).
Net income for the year amounted to $59 million in 2016, including a gain from discontinued operations of $41 million, compared with a loss of $74 million, including a gain from discontinued operations of $19 million. Net income from continuing operations amounted to a gain of $17 million in 2016, which compares with a loss of $94 million in 2015. The loss in 2015 included an impairment charge of $400 million. Results in 2016 and 2015 reflect a challenging operating environment affected by a reduction in drilling activity and in the demand for OCTG products, deriving in lower shipments and prices, inefficiencies associated with low utilization of production capacity and severance costs to adjust the workforce to the new market conditions.
Income attributable to non-controlling interests was $3 million in 2016, compared to $6 million in 2015.These results are mainly attributable to NKKTubes, our Japanese subsidiary.
Liquidity and Capital Resources
The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:
Millions of U.S. dollars	For the year ended December 31,
	2016	2015

Net cash provided by operating activities	864	2,215
Net cash used in investing activities	(98)	(1,774)
Net cash used in financing activities	(653)	(535)
Increase (decrease) in cash and cash equivalents	113	(94)

Cash and cash equivalents at the beginning of year (excluding overdrafts)	286	416
Effect of exchange rate changes	(0)	(37)
Increase (decrease) in cash and cash equivalents	113	(94)
Cash and cash equivalents at the end of year (excluding overdrafts)	399	286

Cash and cash equivalents at the end of year (excluding overdrafts)	399	286
Bank overdrafts	1	0
Other current investments	1,633	2,141
Non-current fixed income investments held to maturity	248	393
Borrowings	(840)	(972)
Net cash	1,441	1,849

Our financing strategy aims at maintaining adequate financial resources and access to additional liquidity. During 2016 we generated $864 million of operating cash flow, our capital expenditures amounted to $787 million and we paid dividends amounting to $508 million. At the end of the year we had a net cash position of $1.4 billion, compared to $1.8 billion at the beginning of the year.
We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the foreseeable future and to address short-term changes in business conditions.
We have a conservative approach to the management of our liquidity, which consists mainly of cash and cash equivalents and other current investments, comprising cash in banks, liquidity funds and highly liquid short and medium-term securities. These assets are carried at fair market value, or at amortized cost which approximates fair market value.
At December 31, 2016, liquid financial assets as a whole (i.e., cash and cash equivalents, other current investments and non-current fixed income investments held to maturity) were 16% of total assets compared to 19% at the end of 2015.
We hold primarily investments in liquidity funds and variable or fixed-rate securities from investment grade issuers. We hold our cash and cash equivalents primarily in U.S. dollars and in major financial centers. As of December 31, 2016, U.S. dollar denominated liquid assets represented 95% of total liquid financial assets compared to 87% at the end of 2015.
Operating activities
Net cash provided by operations during 2016 was $864 million, compared to $2.2 billion during 2015. This 61% decrease was mainly attributable to a smaller reduction in working capital. During 2016 the reduction in working capital amounted to $348 million, while during 2015 it amounted to $1.4 billion. The main yearly variation was related to a reduction of $245 million in inventories during 2016, which compares with a reduction in inventory of $936 million in 2015, reflecting the decline in production and shipments. Additionally, during 2016 trade receivables and trade payables decreased $147 million and $60 million respectively, partially offset by an increase of $79 million in other liabilities and of $95 million in customer advances. For more information on cash flow disclosures and changes to working capital, see note 27 "Cash flow disclosures" to our audited consolidated financial statements included in this annual report.
Investing activities
Net cash used in investing activities was $98 million in 2016 compared to $1.8 billion in 2015. Capital expenditures decreased to $787 million from $1.1 billion in 2015, mainly related to the construction of the greenfield seamless mill in Bay City, Texas. Additionally, we reduced our financial investments by $653 million in 2016 compared to an increase of $696 million in 2015.
Financing activities
Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings and acquisitions of non-controlling interests, was $653 million in 2016, compared to $535 million in 2015.
Dividends paid during 2016 amounted to $508 million, while $531 million were paid in 2015.
During 2016 we had net repayments of borrowings of $115 million, while in 2015 we had no significant net proceeds/repayments from borrowings.
Our total liabilities to total assets ratio was 0.18:1 as of December 31, 2016 and 0.20:1 as of December 31, 2015.
Principal Sources of Funding
During 2016, we funded our operations with operating cash flows and bank financing. Short-term bank borrowings were used as needed throughout the year.

Financial liabilities
During 2016, borrowings decreased by $131 million, to $840 million at December 31, 2016, from $972 million at December 31, 2015.
Borrowings consist mainly of bank loans. As of December 31, 2016 U.S. dollar-denominated borrowings plus borrowings denominated in other currencies swapped to the U.S. dollar represented 96% of total borrowings.
For further information about our financial debt, please see note 19 "Borrowings" to our audited consolidated financial statements included in this annual report.
The following table shows the composition of our financial debt at December 31, 2016 and 2015:
Millions of U.S. dollars	2016	2015

Bank borrowings	839	971
Bank overdrafts	1	0
Finance lease liabilities	0	1
Total borrowings	840	972

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.97% at December 31, 2016 and to 1.52% at December 31, 2015.

The maturity of our financial debt is as follows:
Millions of U.S. dollars
At December 31, 2016	1 year or less	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total

Borrowings	809	1	4	3	4	20	840
Interests to be accrued	6	1	1	1	1	0	11
Total	815	2	5	5	5	20	852

Our current borrowings to total borrowings ratio increased from 0.77:1 as of December 31, 2015 to 0.96:1 as of December 31, 2016. Our liquid financial assets exceeded our total borrowings, we had a net cash position (cash and cash equivalents, other current investments and non-current fixed income investments held to maturity less total borrowings) of $1.4 billion at December 31, 2016, compared to $1.8 billion at December 31, 2015.
For information on our derivative financial instruments, please see "Quantitative and Qualitative Disclosure about Market Risk – Accounting for Derivative Financial Instruments and Hedging Activities" and note 24 "Derivative financial instruments" to our audited consolidated financial statements included in this annual report.
For information regarding the extent to which borrowings are at fixed rates, please see "Quantitative and Qualitative Disclosure about Market Risk".
Significant Borrowings
Our most significant borrowings as of December 31, 2016 were as follows:
Millions of U.S. dollars	Borrower	Type	Original & Outstanding	Final maturity
Disbursement date
2016	Tamsa	Bank loans	391	2017
2015	TuboCaribe	Bank loan	200	Jan-17
2016	Siderca	Bank loans	198	2017

As of December 31, 2016, Tenaris was in compliance with all of its covenants.

Quantitative and Qualitative Disclosure about Market Risk
The multinational nature of our operations and customer base expose us to a variety of risks, including the effects of changes in foreign currency exchange rates, interest rates and commodity prices. In order to reduce the impact related to these exposures, management evaluates exposures on a consolidated basis to take advantage of natural exposure netting. For the residual exposures, we may enter into various derivative transactions in order to reduce potential adverse effects on our financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. We do not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.
The following information should be read together with section III, "Financial risk management" to our audited consolidated financial statements included elsewhere in this annual report.
Debt Structure
The following tables provide a breakdown of our debt instruments at December 31, 2016 and 2015 which included fixed and variable interest rate obligations, detailed by maturity date:
At December 31, 2016	Expected maturity date
	2017	2018	2019	2020	2021	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	1	4	3	3	19	30
Floating rate	-	0	0	0	1	0	1

Current Debt
Fixed rate	790	-	-	-	-	-	790
Floating rate	18	-	-	-	-	-	18
	809	1	4	3	4	20	840

At December 31, 2015	Expected maturity date
	2016	2017	2018	2019	2020	Thereafter	Total (1)
	(in millions of U.S. dollars)
Non-current Debt
Fixed rate	-	201	1	1	1	18	223
Floating rate	-	0	0	0	0	-	1

Current Debt
Fixed rate	732	-	-	-	-	-	732
Floating rate	16	-	-	-	-	-	16
	748	201	1	1	1	18	972
_______________
(1)
As most borrowings are based on short-term fixed rates, or floating rates that approximate market rates, with interest rate resetting every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

Our weighted average interest rates before tax (considering hedge accounting), amounted to 1.97% at December 31, 2016 and to 1.52% at December 31, 2015.
Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2016 U.S. dollar denominated financial debt plus debt denominated in other currencies swapped to the U.S. dollar represented 96% of total financial debt.
For further information about our financial debt, please see note 19 "Borrowings" to our audited consolidated financial statements included in this annual report.

Interest Rate Risk
Fluctuations in market interest rates create a degree of risk by affecting the amount of our interest payments. At December 31, 2016, we had variable interest rate debt of $20 million and fixed rate debt of $821 million ($790 million of the fixed rate debt are short-term).
Foreign Exchange Rate Risk
We manufacture and sell our products in a number of countries throughout the world and consequently we are exposed to foreign exchange rate risk. Since the Company's functional currency is the U.S. dollar, the purpose of our foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.
Most of our revenues are determined or influenced by the U.S. dollar. In addition, most of our costs correspond to steelmaking raw materials and steel coils and plates, also determined or influenced by the U.S. dollar. However, outside the United States, a portion of our expenses is incurred in foreign currencies (e.g. labor costs). Therefore, when the U.S. dollar weakens in relation to the foreign currencies of the countries where we manufacture our products, the U.S. dollar-reported expenses increase. Had the U.S. dollar average exchange rate been weaker by 5% against the currencies of the countries where we have labor costs, operating income would have decreased approximately by $45 million in 2016, compared with $64 million in 2015.
Our consolidated exposure to currency fluctuations is reviewed on a periodic basis. A number of hedging transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rate contracts.
Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported in the income statement under IFRS may not reflect entirely management's assessment of its foreign exchange risk hedging needs. Also, intercompany balances between our subsidiaries may generate exchange rate results to the extent that their functional currencies differ.
The value of our financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of our main financial assets and liabilities (including foreign exchange derivative contracts) that impact our profit and loss as of December 31, 2016.
All amounts in millions of U.S. dollars
Currency Exposure	Functional currency	Long / (Short) Position

Argentine Peso	U.S. dollar	(60)
Euro	U.S. dollar	(407)
U.S. dollar	Brazilian real	126

The main relevant exposures as of December 31, 2016 were to Argentine peso-denominated financial, trade, social and fiscal payables at our Argentine subsidiaries, for which the functional currency is the U.S. dollar, Euro-denominated intercompany liabilities at certain subsidiaries for which functional currency is the U.S. dollar and Cash and cash equivalent and Other investments denominated in U.S. dollars at subsidiaries for which the functional currency is the Brazilian real.
Foreign Currency Derivative Contracts
The net fair value of our foreign currency derivative contracts amounted to a liability of $40 million at December 31, 2016 and $16 million at December 31, 2015. For further detail on our foreign currency derivative contracts, please see note 24 "Derivative financial instruments – Foreign exchange derivative contracts and hedge accounting" to our audited consolidated financial statements included in this annual report.

Accounting for Derivative Financial Instruments and Hedging Activities
Derivative financial instruments are classified as financial assets (or liabilities) at fair value through profit or loss. Their fair value is calculated using standard pricing techniques and, as a general rule, we recognize the full amount related to the change in its fair value under financial results in the current period.
We designate for hedge accounting certain derivatives that hedge risks associated with recognized assets, liabilities or highly probable forecast transactions. These instruments are classified as cash flow hedges. The effective portion of the fair value of such derivatives is accumulated in a reserve account in equity. Amounts accumulated in equity are then recognized in the income statement in the same period when the offsetting losses and gains on the hedged item are recorded. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of our derivative financial instruments (assets or liabilities) continues to be reflected on the consolidated statement of financial position.
At December 31, 2016, the effective portion of designated cash flow hedges, included in other reserves in shareholders' equity amounted to a loss of $5 million.
Concentration of credit risk
There is no significant concentration of credit from customers. No single customer comprised more than 10% of our net sales in 2016.
Our credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow us to use credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. We maintain allowances for potential credit losses.
Commodity Price Sensitivity
We use commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. As a consequence, we are exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Although we fix the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general we do not hedge this risk.
Recent Developments
Annual Dividend Proposal
On February 22, 2017 the Company's board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid in November 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017 and record date on May 23, 2017.
Latest developments on CSN claims relating to the January 2012 acquisition of Usiminas shares
In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or Brazilian reais 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.
On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. On February 8, 2017, the court of appeals issued its decision on the merits and upheld the ruling of the first instance court, holding that Confab and the other defendants did not have the obligation to launch a tender offer. CSN has filed a motion for clarification and may still appeal to the Superior Court of Justice or the Federal Supreme Court.

Environmental Regulation
We are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. International environmental requirements vary.
The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred from potential environmental liabilities, could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations.
Compliance with applicable environmental laws and regulations is a significant factor in our business. We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.
Related Party Transactions
Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions, as explained in Corporate Governance – Audit Committee, are subject to the review of the audit committee of the Company's board of directors and the requirements of the Company's articles of association and Luxembourg law. For further detail on Tenaris's related party transactions, see Note 29 "Related party transactions" to our audited consolidated financial statements, included in this annual report.
Employees
The following table shows the number of persons employed by Tenaris:
At December 31, 2016

Mexico	4,968
Argentina	4,755
Italy	1,979
United States	1,636
Romania	1,631
Brazil	1,166
Colombia	750
Indonesia	509
Canada	473
Japan	458
Other Countries	1,074
19,399
Employees in discontinued operations	(323)
Total employees	19,076

At December 31, 2015 and December 31, 2014, the number of persons employed by Tenaris was 21,741 and 27,816 respectively.
The number of our employees declined 11% during 2016 as we adjusted our operations to face the decline in drilling activity and demand of pipes. During 2015 and 2016 we reduced our labor costs worldwide by 40% through a wide set of measures, while preserving our key competences and maintaining our focus on the relation with our communities.
Approximately 65% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years. In some of the countries in which we have significant production facilities (e.g., Argentina and Brazil), significant fluctuations in exchange rates, together with inflationary pressures, affect our costs, increase labor demands and could eventually generate higher levels of labor conflicts.
Corporate Governance
The Company's corporate governance practices are governed by Luxembourg Law (including, among others, the law of August 10, 1915 on commercial companies, the law of January 11, 2008, implementing the European Union's transparency directive, and the law of May 24, 2011, implementing the European Union's directive on the exercise of certain shareholders' rights in general meetings of listed companies) and the Company's articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and the Borsa Italiana S.p.A. (the Italian Stock Exchange), the Company is required to comply with some, but not all, of the corporate governance standards of these exchanges. The Company, however, believes that its corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which the Company's securities trade.

For a summary of the significant ways in which the Company's corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which the Company's shares trade, please visit our website at http://www.tenaris.com/investors/

Shareholders' Meetings; Voting Rights; Election of Directors
Each Share entitles the holder thereof to one vote at the Company's general shareholders' meetings. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders' meetings are governed by the provisions of Luxembourg law. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders' meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil Electronique des Sociétés et Associations (Luxembourg's electronic official gazette) and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. In case Shares are listed on a foreign regulated market, notices of general shareholders' meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.
Pursuant to our articles of association, for as long as the Shares or other securities of the Company are listed on a regulated market within the European Union (as they currently are), and unless otherwise provided by applicable law, only shareholders holding Shares as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders' meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders' meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.
No attendance quorum is required at ordinary general shareholders' meetings, and resolutions may be adopted by a simple majority vote of the Shares validly cast at the meeting. Unless otherwise provided by applicable law, an extraordinary general shareholders' meeting may not validly deliberate on proposed amendments to the Company's articles of association unless a quorum of at least half of the Shares is represented at the meeting. If a quorum is not reached at the first extraordinary shareholders' meeting, a second extraordinary shareholders' meeting may be convened  in accordance with the Company's articles of association and applicable law and such second extraordinary general shareholders' meeting shall validly deliberate regardless of the number of Shares represented. In both cases, the Luxembourg Companies Law and the Company's articles of association require that any resolution of an extraordinary general shareholders' meeting as to amendments to the Company's articles of association be adopted by a two-thirds majority of the votes validly cast at the meeting. If a proposed resolution consists of changing the Company's nationality or of increasing the shareholders' commitments, the unanimous consent of all shareholders is required. Directors are elected at ordinary general shareholders' meetings.

Cumulative voting is not permitted. The Company's articles of association do not provide for staggered terms and directors are elected for a maximum of one year and may be reappointed or removed by the general shareholders' meeting at any time, with or without cause, by resolution passed by a simple majority vote of the Shares validly cast at the meeting. In the case of a vacancy occurring in the Board of Directors, the remaining directors may temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder's meeting shall be called upon to ratify such appointment. The term of any such temporary director shall expire at the end of the term of office of the director whom such temporary director replaced.
The next Company's annual general shareholders' meeting, that will consider, among other things our consolidated financial statements and annual accounts included in this report, will take place in the Company's registered office in Luxembourg, on Wednesday May 3, 2017, at 9:30 A.M., Luxembourg time.
The rights of the shareholders attending the meetings are governed by the Luxembourg law of 24 May 2011 on the exercise of certain rights of shareholders in general meetings of listed companies. For a description of the items of the agenda of the meeting and the procedures for attending and voting the meeting, please see the "Notice of the Annual General Meeting of Shareholders" on the Company's website at www.tenaris.com/investors.
Board of Directors
Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and not specifically reserved in the articles of association or by applicable law to the general shareholders' meeting. The Company's articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, for as long as the Company's shares are listed on at least one regulated market, the minimum number of directors must be five. The Company's current board of directors is composed of nine directors.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at the board of directors' meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders' meeting to serve one-year renewable terms, as determined by the general shareholders' meeting. The general shareholders' meeting also determines the number of directors that will constitute the board and their compensation. The general shareholders' meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting.

Under the Company's articles of association the board of directors is authorized until 2020, to increase the issued share capital in whole or in part from time to time, through issues of Shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if Shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. Under the Company's articles of association, however, the Company's existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):
•
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the "Beneficiaries"), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The following table sets forth the name of the Company's current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age. At the next annual general shareholders' meeting, it will be proposed that the number of members of the Board of Directors be increased to ten (10) by appointing Mr. Yves Speeckaert to the Board of Directors, and that all of the current members of the Board of Directors be reappointed, each to hold office until the next annual general shareholders' meeting that will be convened to decide on the Company's 2017 annual accounts.
Name	Position	Principal Occupation	Years as Director	Age at December 31, 2016

Roberto Bonatti (1)	Director	President of San Faustin	14	67
Carlos Condorelli	Director	Director of Tenaris and Ternium	10	65
Roberto Monti	Director	Member of the board of directors of YPF SA	12	77
Gianfelice Mario Rocca (1)	Director	Chairman of the board of directors of San Faustin	14	68
Paolo Rocca (1)	Director	Chairman and chief executive officer of Tenaris	15	64
Jaime Serra Puche	Director	Chairman of SAI Consultores	14	65
Alberto Valsecchi	Director	Director of Tenaris	9	72
Amadeo Vázquez y Vázquez	Director	Director of Tenaris	14	74
Guillermo Vogel	Director	Vice chairman of Tamsa	14	66
___________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca's first cousin.

Roberto Bonatti. Mr. Bonatti is a member of the Company's board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Sadma Uruguay S.A. He is also a member of the board of directors of Ternium. Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of the Company's board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar S.A.I.C., or Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of the Company's board of directors. He is a member of the board of directors of YPF SA. He has served as vice president of Exploration and Production of Repsol YPF and as chairman and chief executive officer of YPF. He was also the president of Dowell, a subsidiary of Schlumberger and the president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of the Company's board of directors. He is a grandson of Agostino Rocca. He is the chairman of the board of directors of San Faustin, a member of the board of directors of Ternium, the president of the Humanitas Group and the president of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A., Brembo and Buzzi Unicem.  He is president of Assolombarda, the largest territorial association of entrepreneurs in Italy and part of Confindustria (Italian employers' organization). In addition, he is member of the EIT Governing Board (European Institute of Innovation and Technology). He is chairman of Humanitas University, board member of Bocconi University, member of the Advisory Board of Politecnico di Milano, the Allianz Group, the Aspen Institute Executive Committee, the Trilateral Commission, and the European Advisory Board of Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is the chairman of the Company's board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of the Company's board of directors. He is the chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of the Mexico Fund, Grupo Vitro, Rotoplas and Alpek S.A.. Mr. Serra Puche served as Mexico's Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of the Company's board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of the Company's board of directors. He is an independent alternate director of Gas Natural BAN, S.A, of Grupo Gas Natural Fenosa. He is a member of the advisory board of the Fundación de Investigaciones Económicas Latinoamericanas and member of the Asociación Empresaria Argentina. He served as chief executive officer of Banco Río de la Plata S.A. until August 1997, independent director and chairman of the Audit Committee of BBVA Banco Francés S.A. until 2003, and chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of the Company's board of directors and holds the position of Vice President of Finance. He is the vice chairman of Tamsa, the chairman of Grupo Collado, Exportaciones IM Promoción and Canacero, a member of the board of directors of each of Techint, S.A. de C.V., Corporación Alfa, the Universidad Panamericana – IPADE, Rassini, Corporación Mexicana de Inversiones de Capital, Innovare, Grupo Assa and the American Iron and Steel Institute. In addition, he is a member of The Trilateral Commission and member of the International Board of The Manhattan School of Music. Mr. Vogel is a Mexican citizen.

Messrs. Monti, Serra Puche and Vázquez y Vázquez qualify as independent directors under the Company's articles of association.

Director Liability
Each director must act in the interest of the Company, and in accordance with applicable laws, regulations, and the Company's articles of association. Directors are also bound by a general duty of care owed to the Company.

Under Luxembourg law, a director may be liable to the Company for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg law on commercial companies or the Company's articles of association.

Under Luxembourg law, any director having a conflict of interest in respect of a transaction submitted for approval to the board of directors may not take part in the deliberations concerning such transaction and must inform the board of such conflict and cause a record of his statement to be included in the minutes of the meeting. Subject to certain exceptions, transactions in which any directors may have had an interest conflicting with that of the Company must be reported at the next general shareholders' meeting following any such transaction.

A director will not be liable for acts committed pursuant to a board resolution if, notwithstanding his or her presence at the board meeting at which such resolution was adopted, such director advised the board of directors that he or she opposed the resolution and caused a record of such opposition to be included in the minutes of the meeting.
Causes of action against directors for damages may be initiated by the Company upon a resolution of the general shareholders' meeting passed by a simple majority vote, irrespective of the number of Shares represented at the meeting. Causes of action against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder for personal losses different from those of the Company.
It is customary in Luxembourg that the shareholders expressly discharge the members of the board of directors from any liability arising out of or in connection with the exercise of their mandate when approving the annual accounts of the Company at the annual general shareholders meeting. However, such discharge will not release the directors from liability for any damage caused by wrongful acts committed during the execution of their mandate or due to an infringement of either the Luxembourg law on commercial companies or the Company's articles of association vis-à-vis third parties.

Audit Committee
Pursuant to the Company's articles of association, as supplemented by the audit committee's charter, for as long as the Company's shares are listed on at least one regulated market, the Company must have an audit committee composed of three members, all of which must qualify as independent directors under the Company's articles of association.

Under the Company's articles of association, an independent director is a director who:
•	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;
•	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;
•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;
•	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and
•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.
The Company's board of directors has an audit committee consisting of three members. On May 4, 2016, the Company's board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of the Company's audit committee. All three members of the audit committee qualify as independent directors under the Company's articles of association.
Under the Company's articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved. In addition, the charter of the audit committee sets forth, among other things, the audit committee's purpose and responsibilities. The audit committee assists the board of directors in its oversight responsibilities with respect to our financial statements, and the independence, performance and fees of our independent auditors. The audit committee also performs other duties entrusted to it by the Company's board of directors.
In addition, the audit committee is required by the Company's articles of association to review "material transactions", as such term is defined under the Company's articles of association, to be entered into by the Company or its subsidiaries with "related parties", as such term is defined in the Company's articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company's subsidiaries with related parties, the Company's audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members.

Under the Company's articles of association, as supplemented by the audit committee's charter, a material transaction is:
•
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can be deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company's audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company's consolidated net sales made in the fiscal year preceding the year on which the determination is made;

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and
•
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company's direct or indirect subsidiaries, affecting any of the Company's direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A material related party transaction shall not be entered into without prior review by the Company's audit committee and approval by the board of directors unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company's audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company's audit committee or board of directors does not approve it.
The audit committee has the authority to engage independent counsel and other advisors to review specific issues as the committee may deem necessary to carry out its duties and to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company's internal and external auditors as well as to the Company's management and employees and, subject to applicable laws, its subsidiaries.
Senior Management
Our current senior management as of the date of this annual report consists of:

Name	Position	Age at December 31, 2016

Paolo Rocca	Chairman and Chief Executive Officer	64
Edgardo Carlos	Chief Financial Officer	50
Gabriel Casanova	Supply Chain Director	58
Vincenzo Crapanzano (1)	Industrial Director	64
Alejandro Lammertyn	Planning Director	51
Paola Mazzoleni	Human Resources Director	40
Marcelo Ramos	Technology Director	53
Germán Curá	North American Area Manager	54
Sergio de la Maza	Central American Area Manager	60
Renato Catallini	Brazilian Area Manager	50
Javier Martínez Alvarez	Southern Cone Area Manager	50
Gabriel Podskubka	Eastern Hemisphere Area Manager	43
Michele Della Briotta	European Area Manager	44
__________
(1)	Effective as of April 1, 2017, Mr. Antonio Caprera will replace Mr. Vincenzo Crapanzano as industrial director.

Paolo Rocca. Mr. Rocca is the chairman of the Company's board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also the chairman of the board of directors of Ternium, a director and vice president of San Faustin, and a director of Techint Financial Corporation. He is a member of the Executive Committee of the World Steel Association. Mr. Rocca is an Italian citizen.

Edgardo Carlos. Mr. Carlos currently serves as our chief financial officer and since May 2016 has also assumed responsibility over information technology.  He joined the Techint Group in 1987 in the accounting department of Siderar. After serving as financial manager for Sidor, in Venezuela, in 2001 he joined Tenaris as our financial director. In 2005 he was appointed administration and financial manager for North America and in 2007 he became administration and financial director for Central America. In 2009 he was appointed economic and financial planning director, until he assumed his current position. Mr. Carlos is an Argentine citizen.
Gabriel Casanova. Mr. Casanova currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. After graduating as a marine and mechanical engineer, he joined Siderca's export department in 1987. In 1995 he became Siderca's Chief Representative in China and from 1997 to 2009 he held several positions in the commercial area in Dalmine. In 2009 he became the head of our supply chain network and in October 2012 he assumed his current position. Mr. Casanova is an Argentine citizen.
Vincenzo Crapanzano. Mr. Crapanzano currently serves as our industrial director, a position he assumed in April 2011. Previously he served as our European area manager, Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. Mr. Crapanzano is an Italian citizen.
Antonio Caprera. As of April 1, 2017, Mr. Caprera will serve as Tenaris's industrial director. He joined the company in 1990. From 2000 to 2006 he served as quality director at Dalmine in Italy, where he later assumed responsibilities as production director until 2012. From that year and until 2015 he served as production director at Siderca in Argentina, after which he assumed responsibilities as global industrial coordinator based in Mexico until March 2017.  Mr. Caprera is an Italian citizen.
Alejandro Lammertyn. Mr. Lammertyn currently serves as our planning director, a position he assumed in April 2013. Mr. Lammertyn began his career with Tenaris in 1990. Previously he served as assistant to the CEO for marketing, organization and mill allocation, supply chain director, commercial director and Eastern Hemisphere area manager. Mr. Lammertyn is an Argentine citizen.
Paola Mazzoleni. Ms. Mazzoleni currently serves as our human resources director, a position she assumed on January 1, 2016. After receiving a degree in Philosophy, she started her career in Dalmine in 2001 in the human resources department, working in recruitment and selection. She next coordinated the company's Global Trainee Program and then served as the regional head in Italy of TenarisUniversity. Ms. Mazzoleni was appointed as human resources director in Romania in 2008, in Italy in 2012 and in the United States in 2014. Ms. Mazzoleni is an Italian citizen
Marcelo Ramos. Mr. Ramos currently serves as our technology director, with responsibility over technology and quality. Previously he served as corporate quality director and managing director of NKKTubes in our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris. He assumed his current position in April 2010, when both, the quality and technology departments were combined. Mr. Ramos is an Argentine citizen.
Germán Curá. Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca's exports director, Tamsa's exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, president and chief executive officer of Maverick Tubulars and president and chief executive officer of Hydril, director of our Oilfield Services business unit and Tenaris commercial director. He was also a member of the board of directors of API. He assumed his current position in October 2006. Mr. Curá is a U.S. citizen.
Sergio de la Maza. Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa's new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.
Renato Catallini. Mr. Catallini currently serves as our Brazilian area manager, a position that he assumed in October 2012, after having served as our supply chain director since August 2007. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. Mr. Catallini is an Argentine and Italian citizen.

Javier Martínez Alvarez. Mr. Martínez Alvarez currently serves as our Southern Cone area manager, a position he assumed in June 2010, having previously served as our Andean area manager. He began his career in the Techint group in 1990, holding several positions including planning manager of Siderar and commercial director of Ternium-Sidor. In 2006, he joined Tenaris as our Venezuela area manager. Mr. Martínez Alvarez is an Argentine citizen.
Gabriel Podskubka. Mr. Podskubka currently serves as our Eastern Hemisphere area manager, based in Dubai. He assumed his current position in April 2013 after serving as the head of our operations in Eastern Europe for four years. After graduating as an industrial engineer Mr. Podskubka joined the Techint group in 1995 in the marketing department of Siderca. He held various positions in the marketing, commercial, and industrial areas until he was appointed as oil & gas sales director in the United States in 2006. Mr. Podskubka is an Argentine citizen.
Michele Della Briotta. Mr. Della Briotta currently serves as our European area manager, a position he assumed in July 2016. He first joined Tenaris in 1997 and has worked in areas such as industrial planning, operations, supply chain and commercial in Italy, Mexico, Argentina and the United States. Most recently he served as Tenaris's area manager for Romania. Mr. Della Briotta is an Italian citizen.
Directors' and senior management compensation
The compensation of the members of the Company's board of directors is determined at the annual ordinary general shareholders' meeting. Each member of the board of directors received as compensation for their services for the year 2016 a fee of $85,000. The chairman of the audit committee received as additional compensation a fee of $65,000 while the other members of the audit committee received an additional fee of $55,000. Under the Company's articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.
During the years ended December 31, 2016, 2015 and 2014, the cash compensation of directors and senior managers amounted to $38.6 million, $28.8 million and $26 million, respectively. In addition, directors and senior managers received 500, 540 and 567 thousand units for a total amount of $4.8 million, $5.4 million and $6.2 million, respectively, in connection with the Employee retention and long term incentive program described in note O (2) "Employee benefits –Other long term benefits" to our audited consolidated financial statements included in this annual report.
There are no service contracts between any director and Tenaris that provide for material benefits upon termination of employment.
Auditors
The Company's articles of association require the appointment of an independent audit firm in accordance with applicable law. The primary responsibility of the auditor is to audit the Company's annual accounts and consolidated financial statements and to submit a report on the accounts to shareholders at the annual shareholders' meeting. In accordance with applicable law, auditors are chosen from among the members of the Luxembourg Institute of Independent Auditors (Institut des réviseurs d'entreprises). Auditors are appointed by the general shareholders' meeting upon recommendation from our audit committee through a resolution passed by a simple majority vote, irrespective of the number of Shares represented at the meeting, to serve one-year renewable terms. Auditors may be dismissed by the general shareholders meeting at any time, with or without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors. As part of their duties, the auditors report directly to the audit committee.
The Company's audit committee is responsible for, among other things, the oversight of the Company's independent auditors. The audit committee has adopted in its charter a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors. Under the policy, the audit committee makes its recommendations to the shareholders' meeting concerning the continuing appointment or termination of the Company's independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves, ad-referendum of the general shareholders' meeting, the related fees. The general shareholders' meeting regularly approves such audit fees and authorizes the audit committee to approve any increase or reallocation of such audit fees as may be necessary, appropriate or desirable under the circumstances. The audit committee delegates to its Chairman the authority to consider and approve, on behalf of the audit committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee's approval can be undertaken by the independent auditor.

Our independent auditor for the fiscal year ended December 31, 2016, appointed by the shareholders' meeting held on May 4, 2016, was PricewaterhouseCoopers Société Coopérative., Cabinet de révision agréé, in connection with all of our annual accounts and consolidated financial statements.
Fees Paid to the Company's Independent Auditor
In 2016, PwC served as the principal external auditor for the Company. Fees payable to PwC in 2016 are detailed below.
Thousands of U.S. dollars	For the year ended December 31, 2016

Audit Fees	3,588
Audit-Related Fees	64
Tax Fees	14
All Other Fees	3
Total	3,669

Audit Fees
Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.
Audit-Related Fees
Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.
Tax Fees
Fees paid for tax compliance professional services.
All Other Fees
Fees paid for the support in the development of training courses.

Share Ownership
To our knowledge, the total number of Shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and senior management as of the date of this annual report, was 1,200,603, which represents 0.10% of our outstanding Shares.

The following table provides information regarding share ownership by our directors and senior management:

Director or Officer	Number of Shares Held

Guillermo Vogel	1,125,446
Carlos Condorelli	67,211
Edgardo Carlos	4,000
Gabriel Podskubka	3,946
Total	1,200,603

Major Shareholders
The following table shows the beneficial ownership of the Shares by: the Company's major shareholders (persons or entities that have notified the Company of holdings in excess of 5% of the Company's share capital), non-affiliated public shareholders, and  the Company's directors and senior management as a group. The information below is based on the most recent information provided to the Company.

Identity of Person or Group	Number	Percent

San Faustin (1)	713,605,187	60.45%
Directors and senior management as a group	1,200,603	0.10%
Public	465,731,040	39.45%
Total	1,180,536,830	100.00%
__________
(1)
San Faustin owns all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l.. The Dutch private foundation (Stichting) Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin ("RP STAK") holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

The voting rights of the Company's major shareholders do not differ from the voting rights of other shareholders. None of its outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company's knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.
The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company. The Company does not know of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.
Information required under the Luxembourg Law on takeovers of May 19, 2006
The Company has an authorized share capital of a single class of 2,500,000,000 shares with a par value of $ 1.00 per share. Our authorized share capital is fixed by the Company's articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders' meeting. There were 1,180,536,830 shares issued as of December 31, 2016. All issued shares are fully paid.

The Company's articles of association authorize the board of directors until 2020, to increase the issued share capital in whole or in part from time to time, through issues of shares within the limits of the authorized share capital against compensation in cash, compensation in kind at a price or if shares are issued by way of incorporation of reserves, at an amount, which shall not be less than the par value and may include such issue premium as the board of directors shall decide. However, under the Company's articles of association, the Company's existing shareholders shall have a preferential right to subscribe for any new Shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preferential subscription rights shall apply):

•
any issuance of Shares (including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into Shares) against a contribution other than in cash;

•
any issuance of Shares (including by way of free Shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the "Beneficiaries"), including, without limitation, the direct issuance of Shares or upon the exercise of options, rights convertible into Shares, or similar instruments convertible or exchangeable into Shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Company's articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of the Company's shares.

Amendment of the Company's articles of association requires the approval of shareholders at an extraordinary shareholders' meeting with a two-thirds majority vote of the Shares represented at the meeting.

The Company is controlled by San Faustin, which owns 60.45% of the Company's outstanding shares, through its wholly owned subsidiary Techint Holdings S.à r.l. The Dutch private foundation (Stichting) RP STAK holds voting rights in San Faustin sufficient to control San Faustin. No person or group of persons controls RP STAK.

Our directors and senior management as a group own 0.10% of the Company's outstanding shares, while the remaining 39.45% are publicly traded. The Company's shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, the Company's ADSs trade on the New York Stock Exchange. See "Corporate Governance – Major Shareholders".

None of the Company's outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which the Company is a party and which take effect, alter or terminate in the event of a change in the control of the Company following a takeover bid, thereby materially and adversely affecting the Company, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders' meeting to serve one-year renewable terms. See "Corporate Governance – Board of Directors".

Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Tenaris's internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its consolidated financial statements for external purposes in accordance with IFRS.
In addition, under the Company's articles of association, the audit committee is required to report to the board of directors on its activities from time to time, and on the adequacy of the systems of internal control over financial reporting once a year at the time the annual accounts are approved.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
On a yearly basis, management conducts its assessment of the effectiveness of Tenaris's internal control over financial reporting based on the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On February 22, 2017, management reported to the audit committee of the Company's board of directors that management had conducted its assessment of the effectiveness of the Company's internal controls over financial reporting for the year ended December 31, 2016, and that, based on management's evaluation and considering the inherent limitations to the effectiveness of any internal control system, management had concluded that the Company's internal controls over financial reporting were effective as of December 31, 2016.

Management Certification
We confirm, to the best of our knowledge, that:
1.
the consolidated financial statements prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.
the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.
the consolidated management report on the consolidated financial statements included in this annual report, which has been combined with the management report on the annual accounts included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca
Chief Executive Officer
Paolo Rocca
March 30, 2017

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos
March 30, 2017

Financial Information

Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

pwc

Audit report

To the Shareholders of
Tenaris S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Tenaris S.A. and its subsidiaries, which comprise the consolidated statement of financial position as at 31 December 2016, and the consolidated income statement, consolidated statement of comprehensive income, consolidated changes in equity and consolidated statement of cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors' responsibility for the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Responsibility of the "Réviseur d'entreprises agréé"

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the judgment of the "Réviseur d'entreprises agréé" including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the "Réviseur d'entreprises agréé" considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of Tenaris S.A. and its subsidiaries as of 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the management report but does not include the consolidated financial statements and our audit report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report this fact. We have nothing to report in this regard.

Report on other legal and regulatory requirements

The management report, is consistent with the consolidated financial statements and has been prepared in accordance with the applicable legal requirements.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 30 March 2017

Fabrice Goffin

2

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2016	2015	2014
Continuing operations
Net sales	1	4,293,592	6,903,123	10,141,459
Cost of sales	2	(3,165,684)	(4,747,760)	(6,140,415)
Gross profit		1,127,908	2,155,363	4,001,044
Selling, general and administrative expenses	3	(1,196,929)	(1,593,597)	(1,932,778)
Other operating income	5	21,127	14,603	27,855
Other operating expenses	5	(11,163)	(410,574)	(215,589)
Operating (loss) income		(59,057)	165,795	1,880,532
Finance Income	6	66,204	34,574	38,211
Finance Cost	6	(22,329)	(23,058)	(44,388)
Other financial results	6	(21,921)	3,076	39,575
(Loss) income before equity in earnings of non-consolidated companies and income tax		(37,103)	180,387	1,913,930
Equity in earnings (losses) of non-consolidated companies	7	71,533	(39,558)	(164,616)
Income before income tax		34,430	140,829	1,749,314
Income tax	8	(17,102)	(234,384)	(580,431)
Income (Loss) for continuing operations		17,328	(93,555)	1,168,883

Discontinued operations
Result for discontinued operations	28	41,411	19,130	12,293
Income (loss) for the period		58,739	(74,425)	1,181,176

Attributable to:
Owners of the parent		55,298	(80,162)	1,158,517
Non-controlling interests		3,441	5,737	22,659
		58,739	(74,425)	1,181,176
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.01	(0.08)	0.97
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.02	(0.17)	1.94
Continuing and discontinued operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.05	(0.07)	0.98
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (*)		0.09	(0.14)	1.96

 (*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014
Income (loss) for the year	58,739	(74,425)	1,181,176
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	37,187	(256,260)	(197,711)
Change in value of cash flow hedges	(7,525)	10,699	(8,036)
Change in value of available for sale financial instruments	-	2,486	(2,447)
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	3,473	(92,914)	(54,688)
- Changes in the fair value of derivatives held as cash flow hedges and others	421	(3,790)	60
Income tax related to cash flow hedges and available for sale financial instruments	(23)	(284)	400
	33,533	(340,063)	(262,422)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(230)	14,181	1,850
Income tax on items that will not be reclassified	(1,760)	(4,242)	(513)
Remeasurements of post employment benefit obligations of non-consolidated companies	(5,475)	(449)	(3,917)
	(7,465)	9,490	(2,580)
Other comprehensive income (loss) for the year, net of tax	26,068	(330,573)	(265,002)
Total comprehensive income (loss) for the year	84,807	(404,998)	916,174
Attributable to:
Owners of the parent	81,702	(410,187)	894,929
Non-controlling interests	3,105	5,189	21,245
	84,807	(404,998)	916,174
Total comprehensive income (loss) for the year
attributable to Owners of the parent arises from
Continuing operations	40,291	(429,317)	882,636
Discontinued operations	41,411	19,130	12,293
	81,702	(410,187)	894,929

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2016		At December 31, 2015
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	6,001,939		5,672,258
Intangible assets, net	11	1,862,827		2,143,452
Investments in non-consolidated companies	12	557,031		490,645
Available for sale assets	31	21,572		21,572
Other investments	18	249,719		394,746
Deferred tax assets	20	144,613		200,706
Receivables, net	13	197,003	9,034,704	220,564	9,143,943
Current assets
Inventories, net	14	1,563,889		1,843,467
Receivables and prepayments, net	15	124,715		148,846
Current tax assets	16	140,986		188,180
Trade receivables, net	17	954,685		1,135,129
Other investments	18	1,633,142		2,140,862
Cash and cash equivalents	18	399,737	4,817,154	286,547	5,743,031
Assets of disposal group classified as held for sale	28		151,417
Total assets			14,003,275		14,886,974
EQUITY
Capital and reserves attributable to owners of the parent			11,287,417		11,713,344
Non-controlling interests			125,655		152,712
Total equity			11,413,072		11,866,056
LIABILITIES
Non-current liabilities
Borrowings	19	31,542		223,221
Deferred tax liabilities	20	550,657		750,325
Other liabilities	21 (i)	213,617		231,176
Provisions	22 (ii)	63,257	859,073	61,421	1,266,143
Current liabilities
Borrowings	19	808,694		748,295
Current tax liabilities	16	101,197		136,018
Other liabilities	21 (ii)	183,887		222,842
Provisions	23 (ii)	22,756		8,995
Customer advances		39,668		134,780
Trade payables		556,834	1,713,036	503,845	1,754,775
Liabilities of disposal group classified as held for sale	28		18,094
Total liabilities			2,590,203		3,020,918
Total equity and liabilities			14,003,275		14,886,974

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

Income for the year	-	-	-	-	-	55,298	55,298	3,441	58,739
Currency translation adjustment	-	-	-	37,339	-	-	37,339	(152)	37,187
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(1,781)	-	(1,781)	(209)	(1,990)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(7,573)	-	(7,573)	25	(7,548)
Share of other comprehensive income of non-consolidated companies	-	-	-	3,473	(5,054)	-	(1,581)	-	(1,581)
Other comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	-	26,404	(336)	26,068
Total comprehensive income (loss) for the year	-	-	-	40,812	(14,408)	55,298	81,702	3,105	84,807
Acquisition of non-controlling interests	-	-	-	-	2	-	2	(1,073)	(1,071)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(29,089)	(536,720)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

 (1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2016 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	-	-	-	-	-	(80,162)	(80,162)	5,737	(74,425)
Currency translation adjustment	-	-	-	(255,569)	-	-	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10,213	-	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	12,484	-	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	-	-	-	(92,914)	(4,239)	-	(97,153)	-	(97,153)
Other comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	-	(330,025)	(548)	(330,573)
Total comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,727)	(1,068)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(2,950)	(534,192)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	-	-	-	-	-	1,158,517	1,158,517	22,659	1,181,176
Currency translation adjustment	-	-	-	(196,852)	-	-	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	1,503	-	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(9,694)	-	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	-	-	-	(54,688)	(3,857)	-	(58,545)	-	(58,545)
Other comprehensive (loss) income for the year	-	-	-	(251,540)	(12,048)	-	(263,588)	(1,414)	(265,002)
Total comprehensive income for the year	-	-	-	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	-	-	-	-	7	-	7	(152)	(145)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(48,339)	(579,581)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2015 and 2014 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2016	2015	2014
Cash flows from operating activities
Income (loss) for the year		58,739	(74,425)	1,181,176
Adjustments for:
Depreciation and amortization	10 & 11	662,412	658,778	615,629
Impairment charge	5	-	400,314	205,849
Income tax accruals less payments	27(ii)	(128,079)	(91,080)	79,062
Equity in (earnings) losses of non-consolidated companies	7	(71,533)	39,558	164,616
Interest accruals less payments, net	27(iii)	(40,404)	(1,975)	(37,192)
Changes in provisions		15,597	(20,678)	(4,982)
Changes in working capital	27(i)	348,199	1,373,985	(72,066)
Other, including currency translation adjustment		18,634	(69,473)	(88,025)
Net cash provided by operating activities		863,565	2,215,004	2,044,067

Cash flows from investing activities
Capital expenditures	10 & 11	(786,873)	(1,131,519)	(1,089,373)
Changes in advance to suppliers of property, plant and equipment		50,989	49,461	(63,390)
Investment in non-consolidated companies	12	(17,108)	(4,400)	(1,380)
Acquisition of subsidiaries and non-consolidated companies	26	-	-	(28,060)
Loan to non-consolidated companies	12 c	(42,394)	(22,322)	(21,450)
Proceeds from disposal of property, plant and equipment and intangible assets		23,609	10,090	11,156
Dividends received from non-consolidated companies	12	20,674	20,674	17,735
Changes in investments in securities		652,755	(695,566)	(611,049)
Net cash used in investing activities		(98,348)	(1,773,582)	(1,785,811)

Cash flows from financing activities
Dividends paid	9	(507,631)	(531,242)	(531,242)
Dividends paid to non-controlling interest in subsidiaries		(29,089)	(2,950)	(48,339)
Acquisitions of non-controlling interests		(1,071)	(1,068)	(145)
Proceeds from borrowings (*)		1,180,727	2,064,218	3,046,837
Repayments of borrowings (*)		(1,295,560)	(2,063,992)	(2,890,717)
Net cash used in financing activities		(652,624)	(535,034)	(423,606)

Increase (decrease) in cash and cash equivalents		112,593	(93,612)	(165,350)
Movement in cash and cash equivalents
At the beginning of the year		286,198	416,445	598,145
Effect of exchange rate changes		(211)	(36,635)	(16,350)
Increase (decrease) in cash and cash equivalents		112,593	(93,612)	(165,350)
At December 31,	27(iv)	398,580	286,198	416,445

		At December 31,
Cash and cash equivalents		2016	2015	2014
Cash and bank deposits		399,900	286,547	417,645
Bank overdrafts	19	(1,320)	(349)	(1,200)
		398,580	286,198	416,445

 (*) Mainly related to the renewal of short-term facilities carried out during the years 2016, 2015 and 2014.

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES ("AP")	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and Other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries and non-consolidated companies
		27	Cash flow disclosures
A	Financial Risk Factors	28	Net assets of disposal group classified as held for sale
B	Category of Financial Instruments and Classification Within the Fair Value Hierarchy	29	Related party transactions
C	Fair value estimation	30	Principal subsidiaries
D	Accounting for derivative financial instruments and hedging activities	31	Nationalization of Venezuelan Subsidiaries
		32	Fees paid to the Company's principal accountant
		33	Subsequent event

I. GENERAL INFORMATION
Tenaris S.A. (the "Company") was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 30 to these Consolidated Financial Statements.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company's Board of Directors on February 22, 2017.

II. ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
A Basis of presentation
The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and plan assets measured at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars ("$").

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in note 28, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 15, "Revenue from contracts with customers"

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

IFRS 9, "Financial instruments"

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

A Basis of presentation (Cont.)
(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

These standards are not effective for the financial year beginning January 1, 2016 and have not been early adopted.

These standards were endorsed by the EU.

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations. The management does not expect these standards to have a significant impact on the classification and measurement of its assets and liabilities.

Others accounting pronouncements issued during 2016 and as of the date of these Consolidated Financial Statements have no material effect on the Company's financial condition or result of operations.

(2)	New and amended standards adopted for Tenaris

The Amendment to IAS 1, "Presentation of financial statements" on the disclosure initiative, has been applied on the year starting January 1, 2016, with no significant impact on the Company's Consolidated Financial Statements.

B Group accounting
(1) Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

B Group accounting (Cont.)
(2) Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company's investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris's interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company's pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company's pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2016, Tenaris holds 11.46% of Ternium S.A ("Ternium")'s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, "Investments in associates companies and Joint Ventures") over Ternium, and as a result the Company's investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium's Board of Directors (including Ternium's chairman) are also members of the Company's Board of Directors;
▪
Under the shareholders' agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium's main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium's Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium's Board of Directors pursuant to previous written instructions of the Company.

At December 31, 2016, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. ("Confab"), 5.2% of the shares with voting rights and 3.08% of Siderúrgicas de Minas Gerais S.A. Usiminas ("Usiminas") total share capital.

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas' existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas' total voting capital and 13.8% of Usiminas' total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium - Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28).

In April and May 2016 Tenaris's subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2016 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

Tenaris carries its investment in Ternium and Usiminas under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. At December 31, 2016, 2015 and 2014, no impairment provisions were recorded on Tenaris's investment in Ternium while in 2014 and 2015, impairment charges were recorded on Tenaris's investment in Usiminas. See Note 7 and Note 12.

C Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris's Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer's location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D Foreign currency translation
(1) Functional and presentation currency
IAS 21 (revised) "The effects of changes in foreign exchange rates" defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris's global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris's international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

D Foreign currency translation (Cont.)
 (2) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial results" in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences in non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3) Translation of financial information in currencies other than the functional currency
Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E Property, plant and equipment
Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) "Borrowing Costs". Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets' residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management's re-estimation of assets useful lives, performed in accordance with IAS 16 "Property, Plant and Equipment", did not materially affect depreciation expenses for 2016, 2015 and 2014.

E Property, plant and equipment (Cont.)
Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F Intangible assets
(1) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Tenaris's share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.
For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.
(2) Information systems projects
Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38 "Intangible Assets", did not materially affect depreciation expenses for 2016, 2015 and 2014.

(3) Licenses, patents, trademarks and proprietary technology
Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2016 and 2015, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect depreciation expenses for 2016, 2015 and 2014.

(4) Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2016, 2015 and 2014 totaled $68.6 million, $89.0 million and $106.9 million, respectively.

F Intangible assets
(5)	Customer relationships

In accordance with IFRS 3 "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

In 2015 the Company reviewed the useful life of Prudential's customer relationships, related to Maverick acquisition, and decided to reduce the remaining amortization period from 5 years to 2 years.

As of December 2016 the residual value of Maverick and Hydril customer relationships amount to $308 million and $17 million and the residual useful life is 4 years and 1 year respectively.

G Impairment of non-financial assets
Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company's principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris's cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris's customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset's value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

H Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in Financial Results in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

All other investments in financial instruments and time deposits are categorized as financial assets "at fair value through profit or loss" because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I Inventories
Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs, and it excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier's invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management's analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty's difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. In addition, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are fully provisioned.

K Cash and cash equivalents
Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L Equity

(1) Equity components
The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)  Share capital
The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2016, 2015 and 2014 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.
(3)  Dividends distribution by the Company to shareholders
Dividends distributions are recorded in the Company's financial statements when Company's shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25 (iii)).

M Borrowings
Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.
N Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O Employee benefits

(1)	Post employment benefits
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪
An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

▪
Employees' service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris's Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris's Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪
Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay.

▪
Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

O Employee benefits (Cont.)
(2)	Other long term benefits
During 2007, Tenaris launched an employee retention and long term incentive program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19 "Employee Benefits".

As of December 31, 2016 and 2015, the outstanding liability corresponding to the Program amounts to $78.7 million and $84.0 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2016 and 2015, is $92.9 million and $105.3 million, respectively.

(3)	Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P Provisions
Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris's potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris's litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q Trade payables
Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.
Tenaris's products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company's subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

R Revenue recognition (Cont.)
The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris's storage facilities that have not been shipped to customers amounted to 2.8%, 3.0% and 1.2% as of December 31, 2016, 2015 and 2014, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:
▪
Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 37 million, 0.86% of total sales). The revenue recognition of the contracts follows the IAS 11 "Construction Contracts" guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris's right to receive payment is established.

S Cost of sales and sales expenses
Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris's non derivative financial instruments are classified into the following categories:

▪
Financial instruments at fair value through profit and loss: comprise mainly Other Investments expiring in less than ninety days from the measurement date (included within cash and cash equivalents) and investments in certain financial debt instruments and time deposits held for trading.

▪	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprise the Company's interest in the Venezuelan Companies (see Note 31).
▪	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris's operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris's financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company's objectives, policies and processes for managing these risks remained unchanged during 2016.

A. Financial Risk Factors

(i) Capital Risk Management
Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where "debt" comprises financial borrowings and "total equity" is the sum of financial borrowings and equity) is 0.07 as of December 31, 2016 and 0.08 as of December 31, 2015. The Company does not have to comply with regulatory capital adequacy requirements.

(ii) Foreign exchange risk
Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company's functional currency is the U.S. dollar the purpose of Tenaris's foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris's exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management's assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris's subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris's financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris's main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company's profit and loss as of December 31, 2016 and 2015:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2016	2015
Argentine Peso / U.S. Dollar	(60,204)	(73,399)
Euro / U.S. Dollar	(406,814)	(334,831)
U.S. Dollar / Brazilian Real	125,880	66,826

A. Financial Risk Factors (Cont.)

(ii) Foreign exchange risk (Cont.)
The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2016 and 2015 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.6 million and $0.7 million as of December 31, 2016 and 2015, respectively.

▪	Euro / U.S. dollar

As of December 31, 2016 and 2015, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $4.1 million and $3.3 million as of December 31, 2016 and 2015, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris's net equity position.

▪	U.S. dollar / Brazilian Real

As of December 31, 2016 consisting primarily of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real. A change of 1% in the BRL/USD exchange rate would generate a pre-tax gain / loss of $1.3 million and $0.7 million in December 31, 2016 and 2015, respectively (including a gain / loss of $0.5 million in 2016 and $0.7 million in 2015 due to foreign exchange derivative contracts entered to preserve the U.S. dollar value of trade receivables and cash denominated in Brazilian Real), which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris's net equity position.

Considering the balances held as of December 31, 2016 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $6.6 million (including a loss / gain of $4.0 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris's net equity position of $4.2 million. For balances held as of December 31, 2015, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $5.1 million (including a loss / gain of $5.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris's net equity position of $3.9 million.

(iii) Interest rate risk
Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.
The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2016		2015
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate	820,600	98%	954,681	98%
Variable rate	19,636	2%	16,835	2%
Total (*)	840,236		971,516

(*) As of December 31, 2016 approximately 66% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or less than 360 days. This compares to approximately 59% of the total outstanding debt balance as of December 31, 2015.

The Company estimates that, if market interest rates applicable to Tenaris's borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $8.8 million in 2016 and $10.8 million in 2015.

A. Financial Risk Factors (Cont.)

 (iv) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris's net sales in 2016, 2015 and 2014.

Tenaris's credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2016 and 2015 trade receivables amount to $954,7 million and $1,135.1 million respectively. Trade receivables have guarantees under credit insurance of $222.1 million and $325.1 million, letter of credit and other bank guarantees of $117.8 million and $20.5 million, and other guarantees of $15.6 million and $7.9 million as of December 31, 2016 and 2015 respectively.

As of December 31, 2016 and 2015 past due trade receivables amounted to $249.0 million and $333.8 million, respectively. Out of those amounts $83.1 million and $84.9 million are guaranteed trade receivables while $85.7 million and $101.5 million are included in the allowance for doubtful accounts. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v) Counterparty risk
Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 82% of Tenaris's liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2016, in comparison with approximately 92% as of December 31, 2015.

(vi) Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2016, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 16% of total assets at the end of 2016 compared to 19% at the end of 2015.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2016 and 2015, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2016 and 2015, U.S. dollar denominated liquid assets represented approximately 95% and 87% of total liquid financial assets respectively.

A. Financial Risk Factors (Cont.)

(vii) Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2016 and 2015.

	Carrying Amount	Measurement Categories				At Fair Value
December 31, 2016		Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. Sovereign Bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of Deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial Papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed Income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage- and Asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund Investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed Income	248,049	-	248,049	-	-	-	-	-
Other Investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreign exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-Financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-Financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

	Carrying Amount	Measurement Categories				At Fair Value
December 31, 2015		Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	286,547	101,019	-	-	185,528	185,528	-	-
Cash at banks	101,019	101,019	-	-	-	-	-	-
Liquidity funds	81,735	-	-	-	81,735	81,735	-	-
Short – term investments	103,793	-	-	-	103,793	103,793	-	-
Other investments Current	2,140,862	-	-	-	2,140,862	1,348,268	792,594	-
Fixed Income (time-deposit, zero cupon bonds, commercial papers)	877,436	-	-	-	877,436	219,927	657,509	-
Non - U.S. Sovereign Bills	189,973	-	-	-	189,973	189,973	-	-
Certificates of Deposits	489,248	-	-	-	489,248	-	489,248	-
Commercial Papers	29,954	-	-	-	29,954	29,954	-	-
Other notes	168,261	-	-	-	168,261	-	168,261	-
Bonds and other fixed Income	1,203,695	-	-	-	1,203,695	1,068,610	135,085	-
U.S. government securities	249,124	-	-	-	249,124	249,124	-	-
Non - U.S. government securities	92,975	-	-	-	92,975	92,975	-	-
Corporates securities	726,511	-	-	-	726,511	726,511	-	-
Mortgage- and Asset-backed securities	82,839	-	-	-	82,839	-	82,839	-
Structured Notes	52,246	-	-	-	52,246	-	52,246	-
Fund Investments	59,731	-	-	-	59,731	59,731	-	-
Other Investments Non- current	394,746	-	393,084	-	1,662	-	-	1,662
Bonds and other fixed Income	393,084	-	393,084	-	-	-	-	-
Other Investments	1,662	-	-	-	1,662	-	-	1,662
Trade receivables	1,135,129	1,135,129	-	-	-	-	-	-
Receivables C and NC	369,410	131,896	-	-	18,248	-	18,248	-
Foreing exchange derivatives contracts	18,248	-	-	-	18,248	-	18,248	-
Other receivables	131,896	131,896	-	-	-	-	-	-
Other receivables (non-Financial)	219,266	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,368,044	393,084	21,572	2,346,300	1,533,796	810,842	23,234
Liabilities
Borrowings C and NC	971,516	971,516	-	-	-	-	-	-
Trade payables	503,845	503,845	-	-	-	-	-	-
Other liabilities	222,842	14,869	-	-	34,541	-	34,541	-
Foreign exchange derivatives contracts	34,541	-	-	-	34,541	-	34,541	-
Other liabilities	14,869	14,869	-	-	-	-	-	-
Other liabilities (non-Financial)	173,432	-	-	-	-	-	-	-
Total		1,490,230	-	-	34,541	-	34,541	-

(*) For further detail regarding Available for sale assets, see Note 31.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris's interest in Venezuelan companies under process of nationalization (see Note 31).

B. Category of Financial Instruments and Classification Within the Fair Value Hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2016	2015
	Assets / Liabilities
At the beginning of the period	23,234	23,111
Currency translation adjustment and others	8	123
At the end of the year	23,242	23,234

C. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris's investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.8% and 99% of its carrying amount including interests accrued as of December 31, 2016 and 2015 respectively.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued in 2016 as compared with 99% in 2015. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument's fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.
Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris's derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2016 and 2015, the effective portion of designated cash flow hedges which is included in "Other Reserves" in equity amounts to $4.7 million debit and $2.8 million credit respectively (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within "Other Reserves" in equity are also shown in Note 24.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1 Segment information
As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2016	Tubes	Other	Total continuing operations	Total discontinued operations

IFRS - Net Sales	4,015,491	278,101	4,293,592	234,911
Management View - Operating income	19,630	18,817	38,447	62,298
· Differences in cost of sales and others	(118,381)	(6,962)	(125,343)	3,540
· Differences in depreciation and amortization	27,640	199	27,839	-
IFRS - Operating (loss) income	(71,111)	12,054	(59,057)	65,838
Financial income (expense), net			21,954	(88)
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37,103)	65,750
Equity in earnings of non-consolidated companies			71,533	-
Income before income tax			34,430	65,750

Capital expenditures	751,854	33,108	784,962	1,911
Depreciation and amortization	642,896	14,213	657,109	5,303

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2015	Tubes	Other	Total continuing operations	Total discontinued operations

IFRS - Net Sales	6,443,814	459,309	6,903,123	197,630
Management View - Operating income	685,870	27,884	713,754	38,547
· Differences in cost of sales and others	(228,948)	(880)	(229,828)	(8,914)
· Differences in impairment / Depreciation and amortization	(319,293)	1,162	(318,131)	-
IFRS - Operating income	137,629	28,166	165,795	29,633
Financial income (expense), net			14,592	(382)
Income before equity in earnings of non-consolidated companies and income tax			180,387	29,251
Equity in losses of non-consolidated companies			(39,558)	-
Income before income tax			140,829	29,251

Capital expenditures	1,088,901	41,412	1,130,313	1,206
Depreciation and amortization	638,456	14,857	653,313	5,465

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	9,581,615	559,844	10,141,459	196,503
Management View - Operating income	2,022,429	10,568	2,032,997	17,167
· Differences in cost of sales and others	(35,463)	4,080	(31,383)	1,117
· Differences in impairment / Depreciation and amortization	(121,289)	207	(121,082)	-
IFRS - Operating income	1,865,677	14,855	1,880,532	18,284
Financial income (expense), net			33,398	(361)
Income before equity in earnings of non-consolidated companies and income tax			1,913,930	17,923
Equity in losses of non-consolidated companies			(164,616)	-
Income before income tax			1,749,314	17,923

Capital expenditures	1,051,148	36,989	1,088,137	1,236
Depreciation and amortization	593,671	15,976	609,647	5,982

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $47,939, $57,468 and $233,863 in 2016, 2015 and 2014, respectively.

Net income under Management view amounted to $96.1 million, while under IFRS amounted to $58.7 million income. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

1 Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2016
Net sales	1,320,297	1,210,527	565,173	1,055,994	141,601	-	4,293,592	234,911
Total assets	7,467,842	2,803,848	1,925,784	593,649	482,132	578,603	13,851,858	151,417
Trade receivables	229,390	204,746	161,291	308,919	50,339	-	954,685	33,620
Property, plant and equipment, net	3,652,032	1,237,391	847,318	106,941	158,257	-	6,001,939	41,470
Capital expenditures	646,545	59,780	35,270	24,166	19,201	-	784,962	1,911
Depreciation and amortization	381,811	128,458	113,875	11,053	21,912	-	657,109	5,303

Year ended December 31, 2015
Net sales	2,668,724	2,132,221	728,815	1,096,688	276,675	-	6,903,123	197,630
Total assets	8,625,806	2,931,297	1,877,429	429,317	423,479	512,217	14,799,545	87,429
Trade receivables	339,499	396,834	181,084	137,278	52,494	-	1,107,189	27,940
Property, plant and equipment, net	3,207,661	1,269,995	907,466	86,181	155,299	-	5,626,602	45,656
Capital expenditures	822,396	168,140	82,344	36,867	20,566	-	1,130,313	1,206
Depreciation and amortization	385,189	125,754	112,742	9,912	19,716	-	653,313	5,465

Year ended December 31, 2014
Net sales	4,782,113	2,124,607	979,042	1,843,778	411,919	-	10,141,459	196,503
Total assets	9,433,050	3,340,973	1,857,285	598,175	498,694	665,202	16,393,379	117,299
Trade receivables	709,294	554,542	259,115	340,880	74,993	-	1,938,824	24,570
Property, plant and equipment, net	2,903,848	1,303,162	683,283	60,354	158,995	-	5,109,642	49,915
Capital expenditures	609,016	338,995	111,232	10,891	18,003	-	1,088,137	1,236
Depreciation and amortization	339,203	120,905	119,226	10,154	20,159	-	609,647	5,982

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the USA (24.8%); "South America" comprises principally Argentina (16.5%), Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Kuwait, Nigeria, Egypt and Saudi Arabia and; "Asia Pacific" comprises principally China, Japan and Indonesia.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2016, 2015 and 2014 (see Note 12 and 31).

2 Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Inventories at the beginning of the year	1,843,467	2,779,869	2,702,647

Plus: Charges of the period
Raw materials, energy, consumables and other	1,528,532	1,934,209	3,944,283
Increase in inventory due to business combinations	-	-	4,338
Services and fees	199,210	298,470	453,818
Labor cost	658,975	947,997	1,204,720
Depreciation of property, plant and equipment	376,965	377,596	366,932
Amortization of intangible assets	27,244	24,100	17,324
Maintenance expenses	122,553	184,053	217,694
Allowance for obsolescence	32,765	68,669	4,704
Taxes	16,693	21,523	20,024
Other	89,575	92,059	130,845
	3,052,512	3,948,676	6,364,682
Less: Inventories at the end of the year (*)	(1,593,708)	(1,843,467)	(2,779,869)
From discontinued operations	(136,587)	(137,318)	(147,045)
	3,165,684	4,747,760	6,140,415
(*) Includes 29.8 million related to discontinued operations.
For the year ended December 2016 and 2015, labor cost includes approximately $35 million and $104 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

3 Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Services and fees	123,653	158,541	178,700
Labor cost	441,355	579,360	594,660
Depreciation of property, plant and equipment	16,965	18,543	20,197
Amortization of intangible assets	241,238	238,539	211,176
Commissions, freight and other selling expenses	243,401	351,657	598,138
Provisions for contingencies	30,841	19,672	35,557
Allowances for doubtful accounts	(12,573)	36,788	21,704
Taxes	67,724	129,018	165,675
Other	76,563	92,157	138,145
	1,229,167	1,624,275	1,963,952
From discontinued operations	(32,238)	(30,678)	(31,174)
	1,196,929	1,593,597	1,932,778

For the year ended December 2016 and 2015, labor cost includes approximately $38 million and $73 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Wages, salaries and social security costs	1,062,535	1,504,918	1,743,253
Employees' service rescission indemnity (including those classified as defined contribution plans)	10,758	13,286	17,431
Pension benefits - defined benefit plans	10,563	14,813	18,645
Employee retention and long term incentive program	16,474	(5,660)	20,051
	1,100,330	1,527,357	1,799,380
From discontinued operations	(28,306)	(24,665)	(23,233)
	1,072,024	1,502,692	1,776,147

At the year-end, the number of employees was 19,399 in 2016, 21,741 in 2015 and 27,816 in 2014.

4 Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:
Country	2016	2015	2014
Argentina	4,755	5,388	6,421
Mexico	4,968	5,101	5,518
Brazil	1,166	2,050	3,835
USA	1,636	2,190	3,549
Italy	1,979	2,030	2,352
Romania	1,631	1,624	1,725
Canada	473	546	1,225
Indonesia	509	532	677
Colombia	750	636	614
Japan	458	508	588
Other	1,074	1,136	1,312
	19,399	21,741	27,816
From discontinued operations	(323)	(292)	(267)
	19,076	21,449	27,549
5 Other operating income and expenses
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Other operating income
Net income from other sales	16,275	7,480	8,843
Net rents	4,852	6,462	4,041
Other	-	661	14,971
	21,127	14,603	27,855

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,534	9,052	9,961
Provisions for legal claims and contingencies	10	1	(760)
Loss on fixed assets and material supplies disposed / scrapped	57	94	203
Impairment charge	-	400,314	205,849
Allowance for doubtful receivables	432	1,114	336
Other	1,378	-	-
	11,411	410,575	215,589
From discontinued operations	(248)	(1)	-
	11,163	410,574	215,589
Impairment charge

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company's expected market penetration.

Tenaris's main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions, used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris's cash flow projections, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris's customers and the evolution of the rig count.

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2016, the main discount rates used were in a range between 9.1% and 10.9%.

5 Other operating income and expenses (Cont.)

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company's cash flow projections, a further deterioration of the business, competitive and economic factors, such as the oil and gas prices and the evolution of the rig count.

From the CGUs with significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in a key assumption would cause the CGUs´ carrying amount to exceed its recoverable amount was OCTG USA.

In OCTG USA, the recoverable amount calculated based on value in use exceed carrying value by $154.6 million as of December 31, 2016. The following changes in key assumptions, at CGU OCTG - USA, assuming unchanged values for the other assumptions, would cause the recoverable amount to be equal to the respective carrying value as of the impairment test:

Increase in the discount rate	117 Bps
Decrease of the growth rate	-1.6%
Decrease of the cash flow projections	-17.2%

In 2015 and 2014, as a result of the deterioration of business conditions, the Company recorded impairment charges on its welded pipe assets of $400.3 and $205.8 respectively.

6 Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014

Interest Income	60,405	39,516	34,582
Interest from available-for-sale financial assets	-	-	4,992
Net result on changes in FV of financial assets at FVTPL	5,799	(4,942)	(1,478)
Net result on available-for-sale financial assets	-	-	115
Finance income	66,204	34,574	38,211
Finance Cost	(22,329)	(23,058)	(44,388)
Net foreign exchange transactions results	(2,146)	(13,301)	50,298
Foreign exchange derivatives contracts results	(31,310)	30,468	(4,733)
Other	11,447	(14,473)	(6,351)
Other Financial results	(22,009)	2,694	39,214
Net Financial results	21,866	14,210	33,037
From discontinued operations	88	382	361
	21,954	14,592	33,398

During 2015 Tenaris has derecognized all its fixed income financial instruments categorized as available for sale.

7 Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

From non-consolidated companies	71,533	(10,674)	(24,696)
Gain on equity interest (see Note 26)	-	-	21,302
Impairment loss on non-consolidated companies (see Note 12)	-	(28,884)	(161,222)
	71,533	(39,558)	(164,616)

8 Income tax
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Current tax	174,410	164,562	695,136
Deferred tax	(132,969)	79,943	(109,075)
	41,441	244,505	586,061
From discontinued operations	(24,339)	(10,121)	(5,630)
	17,102	234,384	580,431

The tax on Tenaris's income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2016	2015	2014

Income before income tax	34,430	140,829	1,749,314

Tax calculated at the tax rate in each country (*)	(91,628)	(71,588)	307,193
Non taxable income / Non deductible expenses, net (*)	51,062	149,632	132,442
Changes in the tax rates	4,720	6,436	3,249
Effect of currency translation on tax base (**)	105,758	151,615	138,925
Accrual / Utilization of previously unrecognized tax losses (***)	(52,810)	(1,711)	(1,378)
Tax charge	17,102	234,384	580,431

(*)	Include the effect of the impairment charges of approximately $400.3 million and $205.8 million in 2015 and 2014, respectively.

(**)   Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Mexican, Colombia and Argentinian), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

(***)
It includes a deferred tax income of approximately $45 million booked in the last quarter of 2016 related to a capital loss generated from the dissolution of  some companies which effects can be carried forward and used to offset  any future capital gains in the United States.

9 Dividends distribution

On November 3, 2016, the Company's Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 23, 2016, with an ex-dividend date of November 21, 2016.

On May 4, 2016 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

On May 6, 2015 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.2 million.

On May 7, 2014 the Company's Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

10 Property, plant and equipment, net
Year ended December 31, 2016	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200
Translation differences	10,483	(2,284)	3,716	2,604	(290)	14,229
Additions (*)	572	1,445	747	750,075	4,656	757,495
Disposals / Consumptions	(5,774)	(22,306)	(11,037)	(4,852)	(2,494)	(46,463)
Transfer to assets held for sale	(34,849)	(61,380)	(1,103)	(1,407)	(177)	(98,916)
Transfers / Reclassifications	100,079	356,420	13,694	(474,063)	1,640	(2,230)
Values at the end of the year	1,836,614	8,691,687	372,989	1,490,039	35,986	12,427,315

Depreciation and impairment
Accumulated at the beginning of the year	455,499	5,432,715	228,966	-	13,762	6,130,942
Translation differences	2,240	(6,087)	2,953	-	(358)	(1,252)
Depreciation charge	46,150	324,886	22,361	-	533	393,930
Transfers / Reclassifications	2,856	(6,761)	(333)	-	(3,396)	(7,634)
Transfer to assets held for sale	(8,552)	(47,928)	(966)	-	-	(57,446)
Disposals / Consumptions	(3,064)	(21,228)	(8,872)	-	-	(33,164)
Accumulated at the end of the year	495,129	5,675,597	244,109	-	10,541	6,425,376
At December 31, 2016	1,341,485	3,016,090	128,880	1,490,039	25,445	6,001,939

Year ended December 31, 2015	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866
Translation differences	(28,711)	(250,470)	(9,382)	(10,352)	(1,919)	(300,834)
Additions (*)	13,065	16,064	2,022	1,036,818	(2,246)	1,065,723
Disposals / Consumptions	(1,892)	(55,452)	(8,940)	(5,691)	(285)	(72,260)
Transfers / Reclassifications	149,844	475,748	23,718	(649,631)	(974)	(1,295)
Values at the end of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200

Depreciation and impairment
Accumulated at the beginning of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
Translation differences	(8,956)	(135,538)	(7,528)	-	(1,093)	(153,115)
Depreciation charge	45,644	325,241	24,313	-	941	396,139
Transfers / Reclassifications	2,474	(4,114)	1,987	-	(1,485)	(1,138)
Disposals / Consumptions	(1,873)	(54,639)	(6,788)	-	47	(63,253)
Accumulated at the end of the year	455,499	5,432,715	228,966	-	13,762	6,130,942
At December 31, 2015	1,310,604	2,987,077	138,006	1,217,682	18,889	5,672,258

Property, plant and equipment include capitalized interests for net amounts at December 31, 2016 and 2015 of $25.4 million and $15.5 million, respectively. The average capitalization interest rates applied were 1.28% during 2016 and 1.53% during 2015.

(*) The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

11 Intangible assets, net

Year ended December 31, 2016	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	524,869	494,662	2,170,709	2,059,946	5,250,186
Translation differences	2,264	(29)	4,671	-	6,906
Additions	28,730	648	-	-	29,378
Transfers / Reclassifications	(546)	(222)	-	-	(768)
Transfer to assets held for sale	(836)	(32,600)	(85,123)	(1,000)	(119,559)
Disposals	(151)	(840)	-	-	(991)
Values at the end of the year	554,330	461,619	2,090,257	2,058,946	5,165,152

Amortization and impairment
Accumulated at the beginning of the year	335,532	364,412	836,939	1,569,851	3,106,734
Translation differences	1,325	-	-	-	1,325
Amortization charge	72,632	30,633	-	165,217	268,482
Transfer to assets held for sale	(718)	(32,600)	(39,347)	(1,000)	(73,665)
Transfers / Reclassifications	(245)	(153)	-	-	(398)
Disposals	(153)	-	-	-	(153)
Accumulated at the end of the year	408,373	362,292	797,592	1,734,068	3,302,325
At December 31, 2016	145,957	99,327	1,292,665	324,878	1,862,827

Year ended December 31, 2015	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	471,935	494,014	2,182,004	2,059,946	5,207,899
Translation differences	(12,127)	(127)	(11,295)	-	(23,549)
Additions	65,022	774	-	-	65,796
Transfers / Reclassifications	95	1,028	-	-	1,123
Disposals	(56)	(1,027)	-	-	(1,083)
Values at the end of the year	524,869	494,662	2,170,709	2,059,946	5,250,186

Amortization and impairment
Accumulated at the beginning of the year	283,679	332,823	436,625	1,397,142	2,450,269
Translation differences	(7,454)	-	-	-	(7,454)
Amortization charge	59,342	30,588	-	172,709	262,639
Impairment charge (See Note 5)	-	-	400,314	-	400,314
Transfers / Reclassifications	(35)	1,001	-	-	966
Accumulated at the end of the year	335,532	364,412	836,939	1,569,851	3,106,734
At December 31, 2015	189,337	130,250	1,333,770	490,095	2,143,452

 (*) Includes Proprietary Technology.
The geographical allocation of goodwill for the year ended December 31, 2016 was $1,168.4 million for North America, $121.7 million for South America, $1.8 million for Europe and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2016, was as follows:

(All amounts in million US dollar)
As of December 31, 2016	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Coiled Tubing	-	-	-	4	4
Socotherm	-	-	28	-	28
Other	-	-	4	-	4
Total	225	920	144	4	1,293

12 Investments in non-consolidated companies
	Year ended December 31,
	2016	2015

At the beginning of the year	490,645	643,630
Translation differences	3,473	(92,914)
Equity in earnings of non-consolidated companies	71,533	(10,674)
Impairment loss in non-consolidated companies	-	(28,884)
Dividends and distributions received (a)	(20,674)	(20,674)
Additions	17,108	4,400
Decrease / increase in equity reserves	(5,054)	(4,239)
At the end of the period	557,031	490,645

▪	Related to Ternium

The principal non-consolidated companies are:
		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2016	2015	2016	2015
a) Ternium (*)	Luxembourg	11.46%	11.46%	491,285	449,375
b) Usiminas (**)	Brazil	3.08%	2.5%	61,904	36,109
Others	-	-	-	3,842	5,161
				557,031	490,645
(*) Including treasury shares.
(**)At December 31, 2016 and 2015 the voting rights were 5.2% and 5.0% respectively.

a) Ternium S.A.

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris's main suppliers of round steel bars and flat steel products for its pipes business.
At December 31, 2016, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $24.15 per ADS, giving Tenaris's ownership stake a market value of approximately $554.8 million (Level 1). At December 31, 2016, the carrying value of Tenaris's ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $491.3 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 11.2%

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	Ternium
	2016	2015
Non-current assets	5,622,556	5,480,389
Current assets	2,700,314	2,582,204
Total assets	8,322,870	8,062,593
Non-current liabilities	1,324,785	1,558,979
Current liabilities	1,831,492	1,700,617
Total liabilities	3,156,277	3,259,596

Non-controlling interests	775,295	769,849

Revenues	7,223,975	7,877,449
Gross profit	1,839,585	1,400,177
Net income for the year attributable to owners of the parent	595,644	8,127
Total comprehensive income (loss) for the year, net of tax, attributable to owners of the parent	534,827	(457,750)

12	Investments in non-consolidated companies (Cont.)

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris's principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of December 31, 2016 the closing price of the Usiminas' ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL8.26 ($2.53) and BRL4.1 ($1.26), respectively, giving Tenaris's ownership stake a market value of approximately $94.1 million (Level 1). As that date, the carrying value of Tenaris's ownership stake in Usiminas was approximately $61.9 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas' cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

During 2015 and 2014 the Company recorded an impairment charge of $28.9 million and $161.2 million respectively.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:
	Usiminas
	2016	2015
Non-current assets	6,085,811	5,343,038
Current assets	1,970,015	1,765,733
Total assets	8,055,826	7,108,771
Non-current liabilities	2,856,883	2,117,536
Current liabilities	537,646	1,151,383
Total liabilities	3,394,529	3,268,919

Non-controlling interests	508,083	405,880

Revenues	2,442,596	3,115,551
Gross profit	150,999	70,801
Net loss for the year attributable to owners of the parent	(166,153)	(1,053,806)

c) Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational, with a power capacity of between 850 and 900 megawatts. As of December 31, 2016, Tenaris held 22% of Techgen's share capital, and its affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2016, Tenaris's exposure under these agreements amounted to $61.3 million and $5.3 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2016, the loan agreement has been fully disbursed for $800 million, as a result, the amount guaranteed by Tenaris was approximately $176 million. During 2016 the shareholders of Techgen made additional investments in Techgen, in term of subsidiary loans, which in case of Tenaris amounted to $42.4 million. As of December 31, 2016 these loans amount to $86.2 million.

13 Receivables – non current
	Year ended December 31,
	2016	2015
Government entities	913	1,113
Employee advances and loans	7,202	11,485
Tax credits	32,769	25,660
Receivables from related parties	91,419	62,675
Legal deposits	13,876	14,719
Advances to suppliers and other advances	19,520	70,509
Others	32,217	35,515
	197,916	221,676
Allowances for doubtful accounts (see Note 22 (i))	(913)	(1,112)
	197,003	220,564
14 Inventories
	Year ended December 31,
	2016	2015
Finished goods	653,482	741,437
Goods in process	375,822	407,126
Raw materials	160,284	277,184
Supplies	451,777	503,692
Goods in transit	162,766	143,228
	1,804,131	2,072,667
Allowance for obsolescence (see Note 23 (i))	(240,242)	(229,200)
	1,563,889	1,843,467
15 Receivables and prepayments
	Year ended December 31,
	2016	2015
Prepaid expenses and other receivables	28,278	29,463
Government entities	3,052	3,498
Employee advances and loans	10,458	10,951
Advances to suppliers and other advances	16,088	27,823
Government tax refunds on exports	9,350	7,053
Receivables from related parties	24,742	14,249
Derivative financial instruments	2,759	18,155
Miscellaneous	36,320	44,736
	131,047	155,928
Allowance for other doubtful accounts (see Note 23 (i))	(6,332)	(7,082)
	124,715	148,846
16 Current tax assets and liabilities
	Year ended December 31,
Current tax assets	2016	2015
V.A.T. credits	61,552	60,730
Prepaid taxes	79,434	127,450
	140,986	188,180

16 Current tax assets and liabilities (Cont.)
	Year ended December 31,
Current tax liabilities	2016	2015
Income tax liabilities	55,841	46,600
V.A.T. liabilities	11,065	24,661
Other taxes	34,291	64,757
	101,197	136,018
17 Trade receivables
	Year ended December 31,
	2016	2015
Current accounts	1,026,026	1,216,126
Receivables from related parties	14,383	20,483
	1,040,409	1,236,609
Allowance for doubtful accounts (see Note 23 (i))	(85,724)	(101,480)
	954,685	1,135,129
The following table sets forth details of the aging of trade receivables:
	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2016
Guaranteed	355,508	272,393	32,241	50,874
Not guaranteed	684,901	518,984	87,379	78,538
Guaranteed and not guaranteed	1,040,409	791,377	119,620	129,412
Allowance for doubtful accounts	(85,724)	(62)	(67)	(85,595)
Net Value	954,685	791,315	119,553	43,817

At December 31, 2015
Guaranteed	353,537	268,606	33,706	51,225
Not guaranteed	883,072	634,250	152,173	96,649
Guaranteed and not guaranteed	1,236,609	902,856	185,879	147,874
Allowance for doubtful accounts	(101,480)	-	(1,664)	(99,816)
Net Value	1,135,129	902,856	184,215	48,058

Trade receivables are mainly denominated in U.S. dollars.
18 Cash and cash equivalents and Other investments

	Year ended December 31,
	2016	2015
Cash and cash equivalents
Cash at banks	92,730	101,019
Liquidity funds	215,807	81,735
Short – term investments	91,200	103,793
	399,737	286,547
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	782,029	877,436
Bonds and other fixed Income	841,638	1,203,695
Fund Investments	9,475	59,731
	1,633,142	2,140,862
Other investments - Non-current
Bonds and other fixed Income	248,049	393,084
Others	1,670	1,662
	249,719	394,746

19 Borrowings
	Year ended December 31,
	2016	2015
Non-current
Bank borrowings	31,544	223,050
Finance lease liabilities	35	171
Costs of issue of debt	(37)	-
	31,542	223,221
Current
Bank borrowings and other loans including related companies	807,252	747,704
Bank overdrafts	1,320	349
Finance lease liabilities	130	371
Costs of issue of debt	(8)	(129)
	808,694	748,295
Total Borrowings	840,236	971,516

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2016
Financial lease	130	35	-	-	-	-	165
Other borrowings	808,564	1,198	3,739	3,360	3,632	19,578	840,071
Total borrowings	808,694	1,233	3,739	3,360	3,632	19,578	840,236

Interest to be accrued (*)	6,461	1,172	1,161	1,142	1,116	237	11,289
Total	815,155	2,405	4,900	4,502	4,748	19,815	851,525

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2015
Financial lease	371	138	29	4	-	-	542
Other borrowings	747,924	201,152	1,261	1,285	880	18,472	970,974
Total borrowings	748,295	201,290	1,290	1,289	880	18,472	971,516

Interest to be accrued (*)	1,152	1,050	1,031	1,010	990	1,046	6,279
Total	749,447	202,340	2,321	2,299	1,870	19,518	977,795

(*) Includes the effect of hedge accounting.

Significant borrowings include:
			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2016	Tamsa	Bank loans	391	2017
2015	TuboCaribe	Bank loan	200	Jan-17
2016	Siderca	Bank loans	198	2017

As of December 31, 2016, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2016 and 2015 (considering hedge accounting where applicable).

	2016	2015
Total borrowings	1.97%	1.52%

19 Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2016	2015
USD	Fixed	19,461	219,778
EUR	Fixed	10,701	2,922
Others	Variable	1,380	521
Total non-current borrowings		31,542	223,221

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2016	2015
USD	Variable	17,081	16,046
USD	Fixed	200,448	2,482
EUR	Variable	99	66
EUR	Fixed	841	1,047
MXN	Fixed	391,318	614,916
ARS	Fixed	197,637	113,326
ARS	Variable	1,041	37
Others	Variable	35	165
Others	Fixed	194	210
Total current borrowings		808,694	748,295

20 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.
The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities
	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	299,139	42,516	549,557	891,212
Translation differences	(540)	-	44	(496)
Charged directly to Other Comprehensive Income	-	-	(40)	(40)
Transfer to assets held for sale	(5,724)			(5,724)
Income statement credit	(29,819)	(5,625)	(34,848)	(70,292)
At December 31, 2016	263,056	36,891	514,713	814,660

	Fixed assets	Inventories	Intangible and Other (*)	Total
At the beginning of the year	346,385	44,234	482,446	873,065
Translation differences / reclassifications	(28,343)	-	11,154	(17,189)
Charged directly to Other Comprehensive Income	-	-	3,999	3,999
Income statement (credit) / charge	(18,903)	(1,718)	51,958	31,337
At December 31, 2015	299,139	42,516	549,557	891,212

(*) Includes the effect of currency translation on tax base explained in Note 8.

20 Deferred income tax (Cont.)
Deferred tax assets
	Provisions and allowances	Inventories	Tax losses (*)	Other	Total
At the beginning of the year	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)
Translation differences	(3,123)	(1,347)	(2,741)	14	(7,197)
Transfer to assets held for sale	-	275	-	753	1,028
Charged directly to Other Comprehensive Income	-	-	-	1,823	1,823
Income statement charge / (credit)	2,272	14,274	(97,191)	17,968	(62,677)
At December 31, 2016	(33,276)	(94,176)	(199,326)	(81,838)	(408,616)

 (*) As of December 31, 2016, the recognized deferred tax assets on tax losses amount to $199.3 million and the net unrecognized deferred tax assets amount to $47.2 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)
Translation differences / reclassifications	24,411	4,049	6,988	1,020	36,468
Charged directly to Other Comprehensive Income	-	-	-	527	527
Income statement (credit) / charge	(11,500)	78,282	(64,730)	46,554	48,606
At December 31, 2015	(32,425)	(107,378)	(99,394)	(102,396)	(341,593)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2016	2015
Deferred tax assets to be recovered after 12 months	(226,431)	(109,025)
Deferred tax liabilities to be recovered after 12 months	761,039	843,022

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2016	2015
Deferred tax assets	(144,613)	(200,706)
Deferred tax liabilities	550,657	750,325
	406,044	549,619

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2016	2015

At the beginning of the year	549,619	445,871
Translation differences	(7,693)	19,279
Charged directly to Other Comprehensive Income	1,783	4,526
Income statement credit (debit)	(132,969)	79,943
Transfer to assets held for sale	(4,696)	-
At the end of the period	406,044	549,619

21 Other liabilities
(i) Other liabilities – Non-current

	Year ended December 31,
	2016	2015
Post-employment benefits	125,161	135,880
Other-long term benefits	66,714	78,830
Miscellaneous	21,742	16,466
	213,617	231,176

Post-employment benefits
▪	Unfunded
	Year ended December 31,
	2016	2015
Values at the beginning of the period	107,601	126,733
Current service cost	4,625	5,918
Interest cost	6,371	6,164
Curtailments and settlements	24	(128)
Remeasurements (*)	(4,501)	(9,743)
Translation differences	(2,204)	(8,418)
Benefits paid from the plan	(13,921)	(16,062)
Other	(1,766)	3,137
At the end of the year	96,229	107,601

 (*) For 2016 a loss of $0.6 million is attributable to demographic assumptions and a gain of $5.1 million to financial assumptions. For 2015 a gain of $9.1 and $0.6 million is attributable to demographic and financial assumptions, respectively.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2016	2015
Discount rate	1% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2016, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $7.1 million and $8.2 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an increase / (decrease) impact on the defined benefit obligation of $4.2 million and $3.7 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2016	2015
Present value of funded obligations	159,612	153,974
Fair value of plan assets	(132,913)	(128,321)
Liability (*)	26,699	25,653

 (*) In 2016 and 2015, $2.2 million and $2.6 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

21 Other liabilities (Cont.)

(i) Other liabilities – Non-current (Cont.)

The movement in the present value of funded obligations is as follows:
	Year ended December 31,
	2016	2015
At the beginning of the year	153,974	183,085
Translation differences	384	(18,507)
Current service cost	162	1,155
Interest cost	6,403	6,725
Remeasurements (*)	7,753	(6,124)
Benefits paid	(9,064)	(12,360)
At the end of the year	159,612	153,974

(*) For 2016 a gain of $0.9 million is attributable to demographic assumptions and a loss of $8.7 million to financial assumptions. For 2015 a gain of $1.1 and $5.0 million is attributable to demographic and financial assumptions, respectively.

The movement in the fair value of plan assets is as follows:
	Year ended December 31,
	2016	2015
At the beginning of the year	(128,321)	(147,991)
Return on plan assets	(7,022)	(5,021)
Remeasurements	(3,022)	1,686
Translation differences	365	15,651
Contributions paid to the plan	(4,374)	(5,066)
Benefits paid from the plan	9,064	12,360
Other	397	60
At the end of the year	(132,913)	(128,321)

 The major categories of plan assets as a percentage of total plan assets are as follows:
	Year ended December 31,
	2016	2015
Equity instruments	52.4%	52.3%
Debt instruments	43.9%	44.3%
Others	3.7%	3.4%

The principal actuarial assumptions used were as follows:
	Year ended December 31,
	2016	2015
Discount rate	4%	4%
Rate of compensation increase	0% - 3%	0% - 2%

21 Other liabilities (Cont.)

(i) Other liabilities – Non-current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2016, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $18.5 million and $22.8 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption would have generated an increase / (decrease) on the defined benefit obligation of $1.7 million and $1.6 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2017 amount approximately to $6 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii) Other liabilities – current
	Year ended December 31,
	2016	2015
Payroll and social security payable	125,991	173,528
Liabilities with related parties	135	351
Derivative financial instruments	42,635	34,445
Miscellaneous	15,126	14,518
	183,887	222,842
22 Non-current allowances and provisions

(i)	Deducted from non-current receivables
	Year ended December 31,
	2016	2015

Values at the beginning of the year	(1,112)	(1,696)
Translation differences	199	584
Values at the end of the year	(913)	(1,112)

(ii)	Liabilities
	Year ended December 31,
	2016	2015
Values at the beginning of the year	61,421	70,714
Translation differences	3,296	(20,725)
Additional provisions	6,794	9,390
Reclassifications	(1,932)	6,562
Used	(6,322)	(4,520)
Values at the end of the year	63,257	61,421

23 Current allowances and provisions
(i) Deducted from assets
Year ended December 31, 2016	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(101,480)	(7,082)	(229,200)
Translation differences	(841)	75	(2,715)
Reversals / (additional) allowances	12,573	(432)	(32,765)
Transfer to held for sale	20	-	896
Used	4,004	1,107	23,542
At December 31, 2016	(85,724)	(6,332)	(240,242)

Year ended December 31, 2015	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(68,978)	(7,992)	(193,540)
Translation differences	1,033	1,732	10,056
Additional allowances	(36,788)	(1,114)	(68,669)
Used	3,253	292	22,953
At December 31, 2015	(101,480)	(7,082)	(229,200)

(ii) Liabilities

Year ended December 31, 2016	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	6,290	2,705	8,995
Translation differences	189	(86)	103
Additional allowances	16,266	7,791	24,057
Reclassifications	(22)	1,954	1,932
Used	(8,838)	(3,493)	(12,331)
At December 31, 2016	13,885	8,871	22,756
Year ended December 31, 2015	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,205	13,175	20,380
Translation differences	(517)	(973)	(1,490)
Additional allowances	8,540	1,743	10,283
Reclassifications	47	(6,610)	(6,563)
Used	(8,985)	(4,630)	(13,615)
At December 31, 2015	6,290	2,705	8,995

24 Derivative financial instruments

Net fair values of derivative financial instruments
The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2016	2015
Foreign exchange derivatives contracts	2,759	18,248
Contracts with positive fair values	2,759	18,248

Foreign exchange derivatives contracts	(42,635)	(34,541)
Contracts with negative fair values	(42,635)	(34,541)
Total	(39,876)	(16,293)

Foreign exchange derivative contracts and hedge accounting
Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2016 and 2015, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2016	2015	2016	2015
MXN	USD	2017	(35,165)	(24,364)	9	320
USD	MXN	2017	694	14,466	(2,280)	(21)
EUR	USD	2017	(360)	331	-	-
USD	EUR	2017	(33)	957	(1,435)	(819)
JPY	USD	2017	(179)	(24)	73	-
USD	KWD	2017	(2,447)	28	(1,016)	28
USD	ARS	2017	(748)	-	-	-
ARS	USD	2017	318	(8,639)	(93)	3,175
USD	BRL	2017	(1,581)	402	-	-
USD	GBP	2017	-	85	-	-
Others			(375)	465	-	100
Total			(39,876)	(16,293)	(4,742)	2,783

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15	Movements 2016	Equity Reserve Dec-16
Foreign Exchange	(7,916)	10,699	2,783	(7,525)	(4,742)
Total Cash flow Hedge	(7,916)	10,699	2,783	(7,525)	(4,742)

Tenaris estimates that the cash flow hedge reserve at December 31, 2016 will be recycled to the Consolidated Income Statement during 2017.

25 Contingencies, commitments and restrictions on the distribution of profits

(i) Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris's results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR295 million (approximately $310.9 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $9.5 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine's defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine's appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR223 million (approximately $235.1 million), including principal interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling with the second-instance tax court.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i) Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the first instance court decision with the Sao Paulo court of appeals. On February 8, 2017, the court of appeals issued its decision on the merits and maintained the understanding of the first instance court, holding that Confab and the other defendants did not have the obligation to launch a tender offer.  The decision of the court of appeals has not yet been published, and CSN may still file a motion for clarification and/or appeal to the Superior Court of Justice or the Federal Supreme Court.

Separately, on November 10, 2014, CSN filed a complaint with Brazil's securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. In this complaint, CSN sought to reverse a February 2012 decision by the CVM, which had determined that the above mentioned acquisition did not trigger any tender offer requirement. On December 2, 2016, CVM rendered its decision on this complaint, reaffirming its previous decision from 2012 and rejecting all the new allegations presented by CSN.

Finally, on December 11, 2014, CSN filed a claim with Brazil's antitrust regulator Conselho Administrativo de Defesa Econômica ("CADE"). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders' right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company's voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN's claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, the decisions issued by CVM in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. ("Veracel") in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. ("Itaú"), Veracel's insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel's personnel of the equipment supplied by Confab in violation of Confab's instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i) Contingencies (Cont.)

▪	Veracel Celulose Accident Litigation (Cont.)

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert's report. Other parties have also filed their observations and/or opinions concerning the experts' report, which are currently subject to the court examination.  As of December 31, 2016, the estimated amount of Itaú's claim is approximately BRL 74.5 million (approximately $22.9 million), and the estimated amount of Veracel's claim is approximately BRL 47.7 million (approximately $14.6 million), for an aggregate amount BRL 122.2 million ($37.5 million). The final result of this claim depends largely on the court's evaluation of technical matters arising from the expert's opinion and objections presented by Confab. No provision has been recorded in these Consolidated Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas ("PAM"), an Ecuadorian state-owned oil company, imposed penalties to the Company's Uruguayan subsidiary, Tenaris Global Services S.A. ("TGS"), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab Industrial S.A., a Brazilian subsidiary of the Company. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to "Operation Lava Jato" and the Audit Committee of the Company's Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters.  In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

(ii) Commitments

Set forth is a description of Tenaris's main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of December 31, 2016, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $423 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $175.8 million related to the investment plan to expand Tenaris's U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of December 31, 2016 approximately $1.349 million had already been invested.

25 Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(iii) Restrictions to the distribution of profits and payment of dividends

As of December 31, 2016, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2016	17,493,012
Total equity in accordance with Luxembourg law	19,401,336

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of December 31, 2016, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2016, distributable amount under Luxembourg law totals $18.1 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Other income and expenses for the year ended December 31, 2016	(23,561)
Dividends approved	(507,631)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,012
Share premium	609,733
Distributable amount at December 31, 2016 under Luxembourg law	18,102,745

26 Acquisition of subsidiaries and non-consolidated companies

In September 2014, Tenaris completed the acquisition of the 100% of Socotherm Brasil S.A.("Socotherm"). The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amounted to $9.6 million and goodwill for $20 million. Tenaris accounted for this transaction as a step-acquisition and consequently remeasured to fair value its ownership interest in Socotherm held before the acquisition. As a result, Tenaris recorded in "Equity in earnings (losses) of non-consolidated companies" a gain of approximately $21.3 million.

27 Cash flow disclosures
		Year ended December 31,
(i)	Changes in working capital	2016	2015	2014
	Inventories	244,720	936,402	(72,883)
	Receivables and prepayments and Current tax assets	70,874	60,009	(31,061)
	Trade receivables	146,824	828,265	20,886
	Other liabilities	(79,046)	(123,904)	(61,636)
	Customer advances	(95,112)	1,171	76,383
	Trade payables	59,939	(327,958)	(3,755)
		348,199	1,373,985	(72,066)
(ii)	Income tax accruals less payments
	Tax accrued	41,441	244,505	586,061
	Taxes paid	(169,520)	(335,585)	(506,999)
		(128,079)	(91,080)	79,062
(iii)	Interest accruals less payments, net
	Interest accrued	(43,872)	(11,517)	6,174
	Interest received	22,326	28,238	31,306
	Interest paid	(18,858)	(18,696)	(74,672)
		(40,404)	(1,975)	(37,192)
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	399,900	286,547	417,645
	Bank overdrafts	(1,320)	(349)	(1,200)
		398,580	286,198	416,445

As of December 31, 2016, 2015 and 2014, the components of the line item "other, including currency translation adjustment" are immaterial to net cash provided by operating activities.

28 Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $332.4 million. The agreement was subject to U.S. antitrust clearance and other customary conditions and was closed during January 2017.

The transaction was reported as a discontinued operation due to the relevance of such business on the total net income of segment "Other".

Analysis of the result of discontinued operations:
(all amounts in thousands of US dollars, unless otherwise stated)	Year ended December 31,
	2016	2015	2014
Net sales	234,911	197,630	196,503
Cost of sales	(136,587)	(137,318)	(147,045)
Gross profit	98,324	60,312	49,458
Selling, general and administrative expenses	(32,238)	(30,678)	(31,174)
Other operating expenses	(248)	(1)	-
Operating income	65,838	29,633	18,284
Other financial results	(88)	(382)	(361)
Income before income tax	65,750	29,251	17,923
Income tax	(24,339)	(10,121)	(5,630)
Income for continuing operations	41,411	19,130	12,293
Earnings per share attributable to discontinued operations:
Weighted average number of ordinary shares (thousands)	1,180,537	1,180,537	1,180,537
Discontinued operations:
Basic and diluted earnings per share (U.S. dollars per share)	0.04	0.02	0.01
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)	0.07	0.03	0.02

28 Net assets of disposal group classified as held for sale (Cont.)

Summarized cash flow information is as follows:

	2016	2015	2014
Cash at the beginning	15,343	13,848	18,790
Cash at the end	18,820	15,343	13,848
Increase (decrease) in cash	3,477	1,495	(4,942)

Provided by operating activities	24,535	42,701	8,294
Used in investing activities	(1,058)	(1,206)	(1,236)
Used in financing activities	(20,000)	(40,000)	(12,000)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

On January 20, 2017, the sale was completed and Tenaris estimates a net profit after bank fees and other related expenses of approximately $189.2 million.

Current and non-current assets and liabilities of disposal group

ASSETS	At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,470
Intangible assets, net (*)	45,894	87,364
Current assets
Inventories, net	29,819
Receivables and prepayments, net	451
Trade receivables, net	33,620
Cash and cash equivalents	163	64,053
Total assets of disposal group classified as held for sale		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	4,696
Other liabilities	680	5,376
Current liabilities
Current tax liabilities	4,100
Other liabilities	1,668
Trade payables	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,094

 (*) Includes $45.8 million of goodwill

29 Related party transactions

As of December 31, 2016:

▪	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée, who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held voting rights in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris's directors and senior management as a group owned 0.10% of the Company's outstanding shares.

29 Related party transactions (Cont.)

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other". The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2016	2015	2014
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	21,174	24,019	33,342
	Sales of goods to other related parties	32,613	87,663	103,377
	Sales of services to non-consolidated parties	9,542	10,154	10,932
	Sales of services to other related parties	2,948	4,010	3,264
		66,277	125,846	150,915
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	67,048	260,280	302,144
	Purchases of goods to other related parties	20,150	35,153	44,185
	Purchases of services to non-consolidated parties	11,528	16,153	27,304
	Purchases of services to other related parties	53,530	78,805	90,652
		152,256	390,391	464,285

	(all amounts in thousands of U.S. dollars)	At December 31,
		2016	2015
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	117,187	73,412
	Receivables from other related parties	13,357	23,995
	Payables to non-consolidated parties	(21,314)	(20,000)
	Payables to other related parties	(12,708)	(19,655)
		96,522	57,752

Directors' and senior management compensation

During the years ended December 31, 2016, 2015 and 2014, the cash compensation of Directors and Senior managers amounted to $38.6 million, $28.8 million and $26 million respectively. In addition, Directors and Senior managers received 500, 540 and 567 thousand units for a total amount of $4.8 million, $5.4 million and $6.2 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

30 Principal subsidiaries

The following is a list of Tenaris's principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2016.

The following is a list of Tenaris's principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2016.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2016	2015	2014
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	99%	99%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding company	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l. LUXEMBURG, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2016, 2015 and 2014.
(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A,  60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited

31 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris's and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela's request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. The annulment request was registered on September 29, 2016, and the ad hoc committee that will hear Venezuela's request was constituted on December 27, 2016.   The parties are in the process of exchanging briefs. A hearing is scheduled to be held in the first quarter of 2017 regarding Tenaris's and Talta's opposition to Venezuela's request to continue stay enforcement of the award. Following that hearing, there will be a further exchange of briefs and an oral hearing on Venezuela's annulment request, currently proposed to be held in the last quarter of 2017.

Concerning the arbitration proceeding relating to the nationalization of Tenaris's shareholdings in Tavsa and Comsigua, on December 12, 2016, the tribunal issued its award upholding Tenaris's and Talta's claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted $76 million. The deadline for filing a request for annulment of the award expires on April 11, 2017.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfil the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2016, for a total amount of approximately $27 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

32 Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2016	2015	2014
Audit Fees	3,588	4,372	5,231
Audit-Related Fees	64	78	142
Tax Fees	14	25	89
All Other Fees	3	15	35
Total	3,669	4,490	5,497

33 Subsequent event

Annual Dividend Proposal

On February 22, 2017 the Company's Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2017, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 23, 2016. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017. These Consolidated Financial Statements do not reflect this dividend payable.

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos

Tenaris S.A. Annual Accounts (Luxembourg GAAP)

As at December 31, 2016

pwc

Audit report

To the Shareholder of
Tenaris S.A.

Report on the annual accounts

We have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at 31 December 2016, the profit and loss account for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors' responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the "Réviseur d'entreprises agréé"

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the "Commission de Surveillance du Secteur Financier". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the "Réviseur d'entreprises agréé", including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the "Réviseur d'entreprises agréé" considers internal control relevant to the entity's preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg
T: +352 494848 1, F:+352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)
R.C.S. Luxembourg B 65 477 - TVA LU25482518

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Tenaris S.A. as of 31 December 2016, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the management report but does not include the annual accounts and our audit report thereon.

Our opinion on the annual accounts does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the annual accounts, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report this fact. We have nothing to report in this regard.

Report on other legal and regulatory requirements

The management report, is consistent with the annual accounts and has been prepared in accordance with the applicable legal requirements.

PricewaterhouseCoopers, Société coopérative
Represented by

Luxembourg, 30 March 2017

Fabrice Goffin

2

Tenaris S.A.
Balance sheet as at December 31, 2016
(expressed in United States Dollars)

			2016	2015
		Note(s)	USD	USD
	ASSETS
C.	Fixed assets
III.	Financial assets
1.	Shares in affiliated undertakings	4	19,416,584,381	19,955,026,411
			19,416,584,381	19,955,026,411
D.	Current assets
II.	Debtors
2.	Amounts owed by affiliated undertakings
	a) becoming due and payable within one year	10	1,431	4,305,445
4.	Other debtors
	a) becoming due and payable within one year		186,161	85,725
IV.	Cash at bank and in hand		4,459,865	551,150
			4,647,457	4,942,320
	Total assets		19,421,231,838	19,959,968,731

	CAPITAL, RESERVES AND LIABILITIES
A.	Capital and reserves
I.	Subscribed capital	5	1,180,536,830	1,180,536,830
II.	Share premium account	5	609,732,757	609,732,757
IV.	Reserves
1.	Legal reserve	5&6	118,053,683	118,053,683
V.	Profit brought forward		17,670,043,441	20,718,019,221
VI.	Loss for the financial year		(23,560,717)	(2,516,734,206)
VII.	Interim dividends	5&8	(153,469,788)	(177,080,525)
			19,401,336,206	19,932,527,760
C.	Creditors
6.	Amounts owed to affiliated undertakings
	a) becoming due and payable within one year	10	4,386,749	7,035,793
	b) becoming due and payable after more than one year	10	9,427,992	18,460,359
8.	Other creditors
	c) Other creditors
	i) becoming due and payable within one year		6,080,891	1,944,819
			19,895,632	27,440,971
	Total capital, reserves and liabilities		19,421,231,838	19,959,968,731

The accompanying notes are an integral part of these annual accounts

Tenaris S.A.
Profit and loss account for the year ended December 31, 2016
(expressed in United States Dollars)

			2016	2015
		Note	USD	USD

8.	Other operating expenses	11	(22,604,137)	(22,982,837)
11.	Other interest receivable and similar income
	a) derived from affiliated undertakings		251,660	70,835
	b) other interest and similar income		-	6,653
13.	Value adjustments in respect of financial assets and of investments held as current assets	4	-	(2,493,111,324)
14.	Interest payable and similar expenses
	a) concerning affiliated undertakings		(1,123,858)	(713,713)
	b) other interest and similar expenses		(77,552)	(125)
15.	Tax on profit or loss	9	-	(3,626)
16.	Loss after taxation		(23,553,887)	(2,516,734,137)
17.	Other taxes not shown under items 1 to 16	9	(6,830)	(69)
18.	Loss for the period		(23,560,717)	(2,516,734,206)

The accompanying notes are an integral part of these annual accounts

Tenaris S.A.
Notes to the audited annual accounts
Note 1 – General information
Tenaris S.A. (the "Company" or "Tenaris") was established on December 17, 2001 under the name of Tenaris Holding S.A. as a public limited liability company under Luxembourg's 1929 holding company regime (societé anonyme holding). On June 26, 2002, the Company changed its name to Tenaris S.A. On January 1, 2011, the Company became an ordinary public limited liability company (Société Anonyme).

Tenaris's object is to invest mainly in companies that manufacture and market steel tubes and other related businesses.

The financial year starts on January 1 and ends on December 31 of each year.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. The financial statements are available at the registered office of the Company, 29, Avenue de la Porte-Neuve –L-2227– 3rd Floor, Luxembourg.

Note 2 – Presentation of the comparative financial data

The comparative figures for the financial year ended December 31, 2015 relating to items of balance sheet, profit and loss and the notes to the accounts are reclassified whenever necessary to ensure comparability with the figures for the financial year ended December 31, 2016.

Note 3 – Summary of significant accounting policies

3.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements under the historical cost convention.

Accounting policies and valuation rules are, besides the ones laid down by the law of 19 December 2002, determined and applied by the Board of Directors.

The preparation of these annual accounts requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of income and charges during the reporting years. Actual results may differ from these estimates.

3.2 Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar ("USD") are translated into USD at the rate of exchange at the balance sheet date. Non-current assets remain at the exchange rate on the day of incorporation. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.
3.3 Financial assets

Shares in affiliated undertakings are stated at purchase price, adding to the price paid the expenses incidental thereto.

Whenever necessary, the Company conducts impairment tests on its financial assets in accordance with Luxembourg regulations.
In case of other than a temporary decline in respect of the financial assets value, its carrying value will be reduced to recognize this decline. If there is a change in the reasons for which the value adjustments were made, these adjustments could be reversed, if appropriate.

Tenaris S.A.
Notes to the audited annual accounts

Note 3 – Summary of significant accounting policies (Cont.)

3.4 Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

3.5 Cash at bank and in hand

Cash at bank and cash in hand mainly comprise cash at bank and liquidity funds. Assets recorded in cash at bank and cash in hand are carried at fair market value or at historical cost which approximates fair market value.

3.6 Creditors

Creditors are stated at nominal value.

Note 4 – Financial assets

Shares in affiliated undertakings
Tenaris holds the 100% shares of Tenaris Investments S.à r.l. (Tenaris Investments) with registered office in Luxembourg and holds, indirectly through this wholly-owned subsidiary, the 100% shares of Confab Industrial S.A., Hydril Company, Inversiones Lucerna Limitada, Maverick Tube Corporation, Siderca S.A.I.C., Talta - Trading e Marketing, Sociedade Unipessoal Lda., Tenaris Investments Switzerland AG, Tenaris Solutions AG in Liquidation, Tubos de Acero de México S.A., Tenaris Bay City, Inc., Tenaris Rods (USA), Inc., Algoma Tubes Inc., Siderca International ApS, Socobras Participações Ltda., Tubman Holdings S.à r.l and Tenaris Connections BV, the 50% shares of Exiros B.V and the 11.5% of Ternium S.A.

Movements during the financial year are as follows:

USD
Gross book value - opening balance	22,894,317,755
Decreases for the financial year (a)	(538,442,030)
Gross book value - closing balance	22,355,875,725

Accumulated value adjustments - opening balance	(2,939,291,344)
Allocations for the financial year	-
Accumulated value adjustments - closing balance	(2,939,291,344)

Net book value - closing balance	19,416,584,381
Net book value - opening balance	19,955,026,411

(a) On December 7, 2010, Tenaris entered into a master credit agreement with Tenaris Investments pursuant to which, upon request from Tenaris, Tenaris Investments may, but shall not be required to, from time to time make loans to Tenaris. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Tenaris Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of reductions in the capital of Tenaris Investments made during the financial year ended December 31, 2016, in connection with cancellations of loans to Tenaris, the value of the participation of Tenaris in Tenaris Investments decreased by USD 538.4 million.
As of December 31, 2016 Tenaris Investments reported an equity of USD 20.2 billion and a profit for the financial year of USD 0.8 billion.

Tenaris S.A.
Notes to the audited annual accounts

Note 5 – Capital and reserves

Item	Subscribed capital	Share premium	Legal reserve	Retained earnings	Interim dividend	Capital and reserves
	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	18,201,285,015	(177,080,525)	19,932,527,760
Loss for the financial year	-	-	-	(23,560,717)	-	(23,560,717)
Dividend paid (1)	-	-	-	(531,241,574)	177,080,525	(354,161,049)
Interim Dividend (2)	-	-	-	-	(153,469,788)	(153,469,788)
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	17,646,482,724	(153,469,788)	19,401,336,206

(1) As approved by the ordinary shareholders' meeting held on May 4, 2016.
(2) As approved by the board of directors' meeting held on November 3, 2016.

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2016 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until June 5, 2020, to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 6 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued share capital. The Company's reserve has already reached this 10%. If the legal reserve later falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution to the shareholders.

Note 7 – Distributable amounts

Dividends may be paid by Tenaris upon the ordinary shareholders' meeting approval to the extent distributable retained earnings exist.
At December 31, 2016, profit brought forward after deduction of the loss and the interim dividend for the financial year of Tenaris under Luxembourg law totaled approximately USD 17.5 billion.

The share premium amounting to USD 0.6 billion can also be reimbursed.

Note 8 – Interim dividend paid

In November 2016, the Company paid an interim dividend of USD 153.5 million based on the board of directors' decision of November 3, 2016 and in compliance with the conditions set out in the "Amended law of August 10, 1915 on commercial companies" regarding the payment of interim dividends.
Note 9 – Taxes

For the financial year ended December 31, 2016 the Company did not realize any profits subject to tax in Luxembourg. The Company is liable to the minimum Net Wealth Tax.

Tenaris S.A.
Notes to the audited annual accounts

Note 10 – Balances with affiliated undertakings

	Within a year	After more than one year and within five years	After more than five years	Total at December 31, 2016	Total at December 31, 2015
	USD	USD	USD	USD	USD
Assets
Debtors
Tenaris Solutions AG in Liquidation	-	-	-	-	4,304,708
Others	1,431	-	-	1,431	737
Total	1,431	-	-	1,431	4,305,445

Creditors
Siderca Sociedad Anónima Industrial y Comercial	1,300,000	6,788,102	890,775	8,978,877	14,809,044
Dalmine S.p.A.	1,284,868	-	-	1,284,868	1,425,235
Tenaris Solutions Uruguay S.A.	119,982	179,600	278,815	578,397	609,913
Tubos de Acero de México, S.A.	100,000	372,188	79,969	552,157	482,368
Maverick Tube Corporation	900,000	260,663	577,880	1,738,543	1,550,104
Confab Industrial S.A.	680,580	-	-	680,580	-
Tenaris Solutions AG in Liquidation	-	-	-	-	6,514,874
SIAT Sociedad Anónima	-	-	-	-	103,740
Others	1,319	-	-	1,319	874
Total	4,386,749	7,600,553	1,827,439	13,814,741	25,496,152

Note 11 – Other operating charges

	2016	2015
	USD	USD
Services and fees	20,921,590	21,241,982
Board of directors' accrued fees	968,333	1,025,000
Others	714,214	715,855
	22,604,137	22,982,837

Note 12 – Parent Company

Tenaris's controlling shareholders as of December 31, 2016 were as follows:

•	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.
•
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée, who is the holder of record of the above-mentioned Tenaris shares.

•	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held shares in San Faustin sufficient in number to control San Faustin.
•	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris's directors and senior management as a group owned 0.10% of the Company's outstanding shares.

Tenaris S.A.
Notes to the audited annual accounts

Note 13 – Subsequent event

Annual Dividend Proposal

On February 22, 2017 the Company's board of directors proposed, for the approval of the annual general shareholders' meeting to be held on May 3, 2017, the payment of an annual dividend of USD 0.41 per share (USD 0.82 per ADS) or approximately USD 484.0 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS), or approximately USD 153.5 million, paid in November 2016. If the annual dividend is approved by the shareholders, a dividend of USD 0.28 per share (USD 0.56 per ADS), or approximately USD 330.5 million will be paid on May 24, 2017, with an ex-dividend date of May 22, 2017. These annual accounts do not reflect this dividend payable.

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos

Exhibit I – Alternative performance measures
EBITDA, Earnings before interest, tax, depreciation and amortization.
EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.
EBITDA is calculated in the following manner:
EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).
	For the year ended December 31,
Millions of U.S. dollars	2016	2015

Operating (loss) income	(59)	166
Depreciation and amortization	662	659
Depreciation and amortization from discontinued operations	(5)	(5)
Impairment	-	400
EBITDA	598	1,219

Net cash/(debt) position
This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company's leverage, financial strength, flexibility and risks.
Net cash/(debt) position is calculated in the following manner:
Net cash/(debt) = Cash and cash equivalents + Other investments (Current) + Fixed income investments held to maturity – Borrowings (Current and Non-current).
	At December 31,
Millions of U.S. dollars	2016	2015

Cash and cash equivalents	400	287
Other current investments	1,633	2,141
Non-current fixed income investments held to maturity	248	393
Borrowings -current and non current-	(840)	(972)
Net cash position	1,441	1,849

Free Cash Flow
Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.
Free cash flow is calculated in the following manner:
Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.
	For the year ended December 31,
Millions of U.S. dollars	2016	2015

Net cash provided by operating activities	864	2,215
Capital expenditures	(787)	(1,132)
Free cash flow	77	1,083

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones USA 1 888 300 5432 Argentina (54) 11 4018 2928 Italy (39) 02 4384 7654 Mexico (52) 55 5282 9929	General Inquiries investors@tenaris.com

Stock Information New York Stock Exchange (TS) Mercato Telematico Azionario (TEN) Mercado de Valores de Buenos Aires (TS) Bolsa Mexicana de Valores, S.A.B. de C.V. (TS)	ADS Depositary Bank Deutsche Bank CUSIP No. 88031M019

Internet
www.tenaris.com